Exhibit 99.2

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

To the shareholders of Neptune Technologies & Bioressources Inc. (the “Corporation”):

NOTICE IS HEREBY GIVEN THAT that the annual and special meeting of the shareholders (the “Meeting”) of the Corporation will be held at Hotel Hilton Montréal-Laval, 2225, Autoroute des Laurentides, Laval, Québec, H7S 1Z6 on June 27, 2013 at 10:00 a.m., for the following purposes:

1.	To receive the financial statements of the Corporation for the financial year ended February 28, 2013 and the auditors’ report thereon;

2.	To elect the directors of the Corporation for the ensuing year;

3.	To appoint the auditors for the ensuing year and to authorize the directors of the Corporation to fix their compensation;

4.
To consider and, if deemed appropriate, to adopt a resolution (the text of which is reproduced in the accompanying management proxy circular (“Circular”) and described in section “Particulars of Matters to be Acted Upon” under “Approval of Equity Incentive Plan”) confirming and approving the Corporation’s Equity Incentive Plan, as approved by the board of directors of the Corporation on January 30, 2013;

5.
To consider and, if deemed appropriate, to adopt a resolution (the text of which is reproduced in Circular and described in section “Particulars of Matters to be Acted Upon” under “Renewal of the Shareholders Rights Plan”) approving the Corporation’s Shareholder Rights Plan, as approved by the Board of Directors on May 9, 2013;

6.
To consider and, if deemed appropriate, to adopt a resolution (the text of which is reproduced in Circular and described in section “Particulars of Matters to be Acted Upon” under “Adoption of By-Law 2013-1”) to ratify the advance notice by-law, as approved by the Board of Directors on May 9, 2013; and

7.	To transact such other business as may properly be brought before the Meeting or any adjournment thereof.

SIGNED IN LAVAL, QUÉBEC, AS OF MAY 22, 2013

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Ronald Denis

Dr. Ronald Denis
Chairman of the Board of Directors

Shareholders may exercise their rights by attending the Meeting or by completing a form of proxy. The directors have established May 17, 2013 as the record date for the purpose of determining the Corporation’s shareholders which are entitled to receive notice of and to vote at the Meeting. Should you be unable to attend the Meeting in person, please complete, date and sign the enclosed form of proxy and return it in the envelope provided for that purpose. Proxies must be received by the transfer agent and registrar of the Corporation, Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y1, no less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the day of the Meeting. Your shares will be voted in accordance with your instructions as indicated on the form of proxy, or failing instructions, in the manner set forth in the accompanying Management Proxy Circular.

MANAGEMENT PROXY CIRCULAR

Unless otherwise indicated, the following information is given as at May 22, 2013 and all amounts in dollars refer to Canadian currency.

SOLICITATION OF PROXIES BY MANAGEMENT

This Management Proxy Circular (this “Circular”) is provided in connection with the solicitation by the Management of Neptune Technologies & Bioressources Inc. (the “Corporation”) of proxies to be used at the Annual and Special Meeting of Shareholders of the Corporation (the “Meeting”) to be held at the Hotel Hilton Montréal-Laval, 2225, Autoroute des Laurentides, Laval, Québec, H7S 1Z6 on June 27, 2013 at 10 a.m. and all adjournments thereof for the purposes set out in the accompanying notice of Meeting (the “Notice of Meeting”). It is expected that the solicitation will be made primarily by mail. However, directors, officers and employees of the Corporation may also solicit proxies by telephone, fax, email or in person. The cost of solicitation of proxies will be borne by the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are directors and officers of the Corporation. Each shareholder of the Corporation who is entitled to vote at the Meeting (a “Shareholder”) is entitled to appoint a person, who need not be a shareholder of the Corporation, to represent him or her at the Meeting other than those whose names are printed on the accompanying form of proxy by inserting such other person’s name in the blank space provided in the form of proxy and signing the form of proxy or by completing and signing another proper form of proxy. To be valid, the duly completed form of proxy must be deposited at the offices of Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 no less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the day of the Meeting or with the Secretary or the Chairman of the Meeting at the time and place of the Meeting or any adjournment thereof. The instrument appointing a proxy-holder must be executed by the Shareholder or by his attorney authorized in writing or, if the Shareholder is a corporate body, by its authorized officer or officers.

A Shareholder who has given a proxy may revoke it, as to any motion on which a vote has not already been cast pursuant to the authority conferred by it, by an instrument in writing executed by the Shareholder or by the Shareholder’s attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The revocation of a proxy, in order to be acted upon, must be deposited with Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 at any time but no less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the day of the Meeting, or any adjournment thereof at which the proxy is to be used, or with the Secretary or the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, or in any other manner permitted by law.

In addition, a proxy may be revoked by the Shareholder executing another form of proxy bearing a later date and depositing same at the offices of the registrar and transfer agent of the Corporation no less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the day of the Meeting or with the Secretary or the Chairman of the Meeting at the time and place of the Meeting or any adjournment thereof or by the Shareholder personally attending the meeting and voting its shares.

EXERCISE OF DISCRETION BY PROXIES

All common shares of the Corporation (the “Common Shares”) represented at the meeting by properly executed proxies will be voted and where a choice with respect to any matter to be acted upon has been specified in the instrument of proxy, the Common Shares represented by the proxy will be voted in accordance with such specifications. In the absence of any such specifications, the management designees, if named as proxy, will vote in favour of all the matters set out herein. Instructions with respect to voting will be respected by the persons designated in the enclosed form of proxy. With respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters that may properly come before the Meeting, such Common Shares will be voted by the persons so designated at their discretion. At the time of printing this Circular, management of the Corporation knows of no such amendments, variations or other matters.

NON-REGISTERED SHAREHOLDERS

Only registered shareholders, or proxy holders duly appointed by the shareholders, are permitted to vote at the Meeting. However, in many cases, shares beneficially owned by a person (a “Non-Registered Shareholder”) are registered either:

(a)
in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the common shares, such as securities dealers or brokers, banks, trust companies, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(b)
In the name of a clearing agency of which the Intermediary is a participant. In accordance with National Instrument 54-101 of the Canadian Securities Administrators, entitled “Communication with Beneficial Owners of Securities of a Reporting Issuer”, the Corporation has distributed copies of the Notice of Meeting and this Management Proxy Circular (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders, and often use a service Corporation for this purpose. Non-Registered Shareholders will either:

(a)
typically, be provided with a computerized form (often called a “voting instruction form”) which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service Corporation, will constitute voting instructions which the Intermediary must follow. The Non-Registered Shareholder will generally be given a page of instructions which contains a removable label containing a bar-code and other information. In order for the applicable computerized form to validly constitute a voting instruction form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the computerized form, properly complete and sign the form and submit it to the Intermediary or its Service Corporation in accordance with the instructions of the Intermediary or service Corporation. In certain cases, the Non-Registered Shareholder may provide such voting instructions to the Intermediary or its service Corporation through the Internet or through a toll-free telephone number; or

(b)
less commonly, be given a proxy form which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted to the number of Common Shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the proxy form and submit it to Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the Common Shares which they beneficially own.

Should a Non-Registered Shareholder who receives a voting instruction form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should print his or her own name, or that of such other person, on the voting instruction form and return it to the Intermediary or its service Corporation. Should a Non-Registered Shareholder who receives a proxy form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the names of the persons set out in the proxy form and insert the name of the Non-Registered Shareholder or such other person in the blank space provided and submit it to Computershare Investor Services Inc. at the address set out at (b) above.

In all cases, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when, where and by what means the voting instruction form or proxy form must be delivered.

A Non-Registered Shareholder may revoke voting instructions which have been given to an Intermediary at any time by written notice to the Intermediary.

NOTICE AND ACCESS

The Corporation has elected to use the “notice-and-access” provisions under National Instrument 54-101 Communications with Beneficial Owners of Securities of a Reporting Issuer (the “Notice-and-Access Provisions”) for the Meeting in respect of mailings of proxy-related materials to its Shareholders. The Notice-and-Access Provisions are a new set of rules developed by the Canadian Securities Administrators that reduce the volume of materials that must be physically mailed to shareholders by allowing a reporting issuer to post an information circular in respect of a meeting of its shareholders and related materials online.

The Corporation has decided to deliver the Meeting Materials to its Shareholders by posting the Meeting Materials, including the Notice-and-Access Notification, a form of proxy, the audited annual financial statements of the Corporation for the year ended February 28, 2013, and the MD&A relating to such financial statements on its website (www.neptunebiotech.com/en/annual-reports). The Meeting Materials will be available on the Corporation’s website as of May 24, 2013, and will remain on the website for one full year thereafter. The Meeting Materials, including the Notice-and-Access Notification, a form of proxy, the audited annual financial statements of the Corporation for the year ended February 28, 2013, and the MD&A relating to such financial statements will also be available under the Corporation’s profile on SEDAR at www.sedar.com. Shareholders are reminded to review these online materials when voting.

Shareholders who wish to receive paper copies of the Meeting Materials may request copies from the Corporation’s Corporate Secretary by calling toll-free in North America at 1-888-664-9166.

VOTING SHARES

The authorised share capital of the Corporation is composed of an unlimited number of Common Shares. Each holder of Common Shares has the right to vote at any meeting of the shareholders of the Corporation.

As at May 17, 2013, there were 60,109,730 issued and outstanding Common Shares of the Corporation, each entitling its holder to one (1) vote.

The by-laws of the Corporation provide that during any meeting of the shareholders, the attendance, in person or by proxy, of the Shareholders representing ten percent (10%) of the Common Shares shall constitute a quorum.

RECORD DATE

Shareholders registered as at May 17, 2013 (the “Record Date”) are entitled to attend and vote at the Meeting. Shareholders who wish to be represented by proxy at the Meeting must, to entitle the person appointed by the proxy to attend and vote, deliver their proxies at the place and within the time set forth in this Circular.

PRINCIPAL SHAREHOLDERS

As at May 17, 2013, to the best knowledge of the Corporation, no corporation and none of the directors or executive officer of the Corporation or other person beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to the Corporation’s common shares.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

To the best of the Corporation’s knowledge, no one who has been a (i) director or executive officer of the Corporation at any time since the beginning of the Corporation’s last financial year; (ii) a proposed nominee for election as a director of the Corporation and (iii) an associate or affiliate of the persons or Companies listed in (i) and (ii) above, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise in any matter to be acted upon other than the election of directors and the interest of those individuals listed above who are eligible participants in the Equity Incentive Plan and the adoption of such plan.

PARTICULARS OF MATTERS TO BE ACTED UPON

PRESENTATION OF FINANCIAL STATEMENTS

The annual audited financial statements for the financial year of the Corporation ended February 28, 2013 and the report of the auditors thereon will be placed before the Meeting. The annual financial statements of the Corporation are included in the Corporation’s 2013 Annual Report (the “Annual Report”) which was mailed to shareholders who requested a copy of the Annual Report and is also available on SEDAR at www.sedar.com.

ELECTION OF DIRECTORS

The board of directors of the Corporation (the “Board” or the “Board of Directors”) currently consists of six (6) directors.

The persons named in the enclosed form of proxy intend to vote for the election of the five (5) nominees whose names are set forth below. Management does not contemplate that any such nominees will be unable to serve as a director of the Corporation. However, if, for any reason, any of the proposed nominees do not stand for election or are unable to serve as such, proxies in favour of management designees will be voted for another nominee at their discretion unless the Shareholder has specified in his proxy that his shares are to be withheld from voting in the election of Directors. Each director will hold office until the next annual meeting of shareholders or until the election of his successor, unless he resigns or his office becomes vacant by removal, death or other cause. All of the persons named in the table below are currently members of the Board.

Nominees for Election as Director

The following table sets out the name and the province and country of residence of each of the persons proposed to be nominated for election as director for the year beginning March 1, 2013, and all other positions and offices with the Corporation held by such person, including the committees of the Board, his or her principal occupation, the year in which the person became a director of the Corporation, and the number of Common Shares of the Corporation that such person has declared to beneficially own, directly or indirectly, or over which control or direction is exercised by such person as at the date indicated below.

Board of Directors of the Corporation

Name, province and country of residence and position with the Corporation	Principal Occupation	First year as director	Number of Common Shares of the Corporation beneficially owned or over which control is exercised as at May 17, 2013	Number of common shares of Acasti Pharma Inc. beneficially owned or over which control is exercised as at May 17, 2013	Number of each class of voting securities of NeuroBioPharm Inc. beneficially owned or over which control is exercised as at May 17, 2013
Henri Harland(,6,7,8) Québec, Canada President, Chief Executive Officer	President and Chief Executive Officer of the Corporation	1998	2,546,611(1)	1,390,030(2)	90,772 Class A Subordinate Voting Shares(3) 25,000 Class B Multi-Voting Shares(3) 260,000 Class H Subordinate-Voting Shares(3)
Ronald Denis(4,5,6,7,8,9) Québec, Canada Chairman of the Board	Chief of Surgery at Sacré-Coeur Hospital in Montréal	2000	175,100	22,500	4,715 Class A Subordinate Voting Shares
Valier Boivin, Québec, Canada Proposed Director	President of VMCAP Inc.	-	0	0	0
Daniel Perry(3,4,5,6,8) Tours, France	President/Manager Société ADG 7 Tours	2000	133,333	10,833	4,490 Class A Subordinate Voting Shares
Harlan W. Waksal(6) New York, United States	Vice-President, Business and Scientific Affairs at Acasti Pharma Inc.	2012	600	751,200	20 Class A Subordinate Voting Shares
(1)	Of these, 1,927,000 common shares of the Corporation are held through a corporation controlled by Mr. Henri Harland.

(2)	Of these, 821,750 common shares of Acasti are held through a corporation controlled by Mr. Henri Harland.
(3)
Of these, 60,904 class A subordinate-voting shares of NeuroBioPharm, 25,000 class B multi-voting shares and 260,000 class H subordinate voting shares are held through a corporation controlled by Mr. Henri Harland.

(4)	Member of the Audit Committee.
(5)	Member of the Compensation Committee.
(6)	Member of the Governance Committee.
(7)	Member of the Board of Directors of Acasti.
(8)	Member of the Board of Directors of NeuroBioPharm.
(9)	President of the Board of Directors and of the Governance Committee of its subsidiary.

The information as to voting securities beneficially owned or over which the above-named individuals exercise control or direction and the foregoing information is not within the knowledge of the Corporation and has been furnished by the respective persons. The following is a brief biography of the nominees:

Dr. Ronald Denis – Chairman of the Board and Director

Dr. Ronald Denis has been Chief of Surgery and director of the Trauma Program at Hôpital du Sacré-Coeur in Montréal since 1997. Also, since 1987, Dr. Denis has occupied the position of medical co-director of the Canadian Formula 1 Grand Prix. Dr. Denis sits on several scientific boards and management committees.

Henri Harland – President, Chief Executive Officer and Director

Mr. Henri Harland is an Actuary and holds a MBA (Finance) from Laval University. Mr. Harland has been a director, President and Chief Executive Officer of the Corporation since its incorporation on October 9, 1998. He is the founder of the Corporation and has been involved in the krill research project since 1991. For more than ten years he has held the position of President and Chief Executive Officer of Gestion Harland Inc., a financial engineering group. Previously, he acted as an independent financial consultant for companies in different industrial sectors in both North America and Europe guiding them through recapitalization, financing and business development.

Valier Boivin – Proposed Director

Mr. Valier Boivin holds a bachelor’s degree in Economic and Administrative Sciences (UQAC-1973), a master’s degree in Taxation (Université de Sherbrooke, 1978) and a law degree (Université de Montréal, 1985). Furthermore, he is a member of the “Barreau du Québec” since 1986 and the "Ordre des comptables agréés du Québec" since 1974. He held the position of Professor at the Université du Québec à Chicoutimi until 1978 and then joined the master’s degree in taxation program as Professor, at the Université de Sherbrooke until 1987. Founder (in 1987) of Boivin O’Neil, s.e.n.c., he practices business law. Specialized in Mergers & Acquisitions and corporate financing, he acts as legal and strategic counsel to many private and public companies. Since January 2009, he is President of the regional economic intervention fund, FIER Ville-Marie L.P. Mr. Boivin is also socially involved with various professional associations, non-profit organizations and charitable foundations.

Daniel Perry – Director

Since March 1993, Mr. Daniel Perry has been General Manager of companies operating recreational/tourism complexes in France. Mr. Perry is also a specialist and consultant for different corporations involved in the marketing of new products in Europe.

Dr. Harlan W. Waksal – Director

Dr. Harlan W. Waksal is a retired physician. Dr. Waksal is the Vice-President, Business and Scientific Affairs at Acasti Pharma Inc. (“Acasti”), the Corporation’s subsidiary. He received his B.A. from Oberlin College and M.D. from Tufts University School of Medicine, and his post graduate training in Internal Medicine and in Pathology. In addition, he did research in immunology at the Weizmann Institute of Science. Dr. Waksal was a founder of Imclone Systems Incorporated; a New York based pharmaceutical company specializing in developing new treatment for various forms of cancer. He served as the Chief Operating Officer and member of the Board of Directors from 1986 until 2001 and as President/CEO from 2001 until 2002. During his tenure, he was responsible for building the scientific and operation infrastructure of the company. Dr. Waksal is the author of over 50 scientific publications and has been the author of multiple patents and patent applications. His current activities are focused on managing various real estate developments and serving on select Board of Directors. Dr. Waksal currently serves on the Boards of the Oberlin College, Senesco Technologies, Inc. He also serves on the Advisory Board of Northern Rivers Funds.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as set forth below, to the knowledge of the Corporation, none of the proposed directors, directors or executive officers of the Corporation:

(a)	is, or has been, within the last ten years, a director, chief executive officer or chief financial officer of any Corporation that:

(i)
was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant Corporation access to any exemption under applicable securities legislation, that was in effect for a period of more than 30 consecutive days (an “Order”), which Order was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)
was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Except as set forth below, to the knowledge of the Corporation, no proposed director, director or executive officer of the Corporation, or shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation:

(a)
is, or has been, as at the date of this Circular or within the ten years prior to the date of this Circular, a director or executive officer of any corporation (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)
has, within the ten years prior to the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Mr. Boivin was director of Toptent Inc. when it filed, on December 16, 2009, a notice of intention to make a proposal to its creditors under the Bankruptcy and Insolvency Act and, as a result, Toptent Inc. was subject to a cease trade order for more than 30 consecutive days. Mr. Valier Boivin was also a director of Pixman Média Nomade Inc. during the year it filed for bankruptcy on March 4, 2010 and, as a result, Pixman Média Nomade Inc. was subject to a cease trade order for more than 30 consecutive days;

To the knowledge of the Corporation, no proposed director has been subject to:

(a)
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

Voting for election of directors is by individual voting and not by slate voting. You can vote your shares for the election of all of these nominees as directors of the Corporation; or you can vote for some of these nominees for election as directors and withhold your votes for others; or you can withhold all of the votes attaching to the shares you own and, thus, not vote for the election of any of these nominees as directors of the Corporation.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOUR OF THE ELECTION OF THE PROPOSED NOMINEES AS DIRECTORS OF THE CORPORATION FOR THE ENSUING YEAR.

The voting rights pertaining to Common Shares represented by duly executed proxies in favour of the persons named in the accompanying form of proxy will be exercised, in the absence of specifications to the contrary, FOR the election of the proposed nominees as directors of the Corporation for the ensuing year.

APPOINTMENT OF AUDITORS

Unless otherwise specified, the persons named in the accompanying proxy form intend to vote in favour of the appointment of KPMG LLP, as auditors for the Corporation and to authorize the Board to determine their compensation. The auditors will hold offices until the next Annual Meeting of Shareholders of the Corporation or until their successors are appointed. KPMG LLP, chartered accountants, have been auditors for the Corporation since September 25, 2006.

APPROVAL OF EQUITY INCENTIVE PLAN

The Corporation will seek approval of Shareholders at the Meeting to adopt the Corporation’s equity incentive plan (the “Equity Incentive Plan”) adopted by the Board on January 30, 2013. A copy of the Equity Incentive Plan is available to any shareholder of the Corporation at or prior to the Meeting upon request to the Secretary of the Corporation.

The Corporation’s stock option plan (the “Stock Option Plan”) provides only for the grant of stock options as equity incentive awards. As of May 17, 2013, 472,542 Common Shares, representing 0.8% of the Corporation’s issued and outstanding Common Shares, remained available for issuance under the Stock Option Plan. As a result of the Corporation’s desire for more flexibility in granting certain equity incentive awards, including Restricted Shares, Restricted Share Units, Performance share Units, Deferred Share Units and Other Stock-Based Awards (collectively referred to as “Awards”), the Board unanimously adopted the Equity Incentive Plan on January 30, 2013, subject to shareholder approval.

The total number of Common Shares that will be available for issuance under the Equity Incentive Plan will be equal to a number that shall not exceed 2.5% of the issued and outstanding Common Shares of the Corporation from time to time. A summary of the Equity Incentive Plan is set forth below.

At the Meeting, Shareholders will be asked to approve the following resolution:

“WHEREAS the board of directors of the Corporation wishes to adopt and implement the Equity Incentive Plan for the benefit of directors, employees and consultants of the Corporation and its subsidiaries, the whole as more fully described in the management proxy circular of the Corporation dated May 22, 2013 (the “Circular”);

WHEREAS, pursuant to the rules and policies of the Toronto Stock Exchange, the board of directors of the Corporation is requesting that shareholders of the Corporation approve this ordinary resolution approving the Equity Incentive Plan of the Corporation (the “Equity Incentive Plan”);

WHEREAS there will be a maximum of 2.5% of the issued and outstanding common shares of the Corporation from time to time reserved for issuance under the Equity Incentive Plan;

RESOLVED THAT:

1.	The Equity Incentive Plan, as described in the Circular be and is hereby ratified, confirmed and approved; and

2.
Any director or officer of the Corporation be and is hereby authorized, for and on behalf of the Corporation to execute and deliver all documents and instruments and take such other actions, including making all necessary filings with applicable regulatory bodies and stock exchanges, as such director or officer may determine to be necessary or desirable to implement this ordinary resolution and the Equity Incentive Plan, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument and the taking of any such action.”

To be adopted, the resolution approving the Equity Incentive Plan (the “Equity Incentive Plan Resolution”) must be approved by at least a majority of the Shareholders of the Corporation, present in person or represented by proxy.

THE BOARD OF DIRECTORS BELIEVES THE PASSING OF THE EQUITY INCENTIVE PLAN RESOLUTION IS IN THE BEST INTEREST OF THE CORPORATION AND RECOMMENDS THAT SHAREHOLDERS OF THE CORPORATION VOTE IN FAVOUR OF THE EQUITY INCENTIVE PLAN RESOLUTION.

The voting rights pertaining to Common Shares represented by duly executed proxies in favour of the persons named in the accompanying form of proxy will be exercised, in the absence of specifications to the contrary, FOR the Equity Incentive Plan Resolution.

Equity Incentive Plan – Summary

The following is a summary of important provisions of the Equity Incentive Plan. It is not a comprehensive discussion of all of the terms and conditions of the Equity Incentive Plan. Readers are advised to review the full text of the Equity Incentive Plan to fully understand all terms and conditions of the Equity Incentive Plan. A copy of the Equity Incentive Plan can be obtained by contacting the Corporation’s Corporate Secretary.

Purpose. The purpose of the Equity Incentive Plan is to promote the Corporation’s interests and long-term success by providing directors, officers, employees and consultants with greater incentive to further develop and promote the

Corporation’s business and financial success, to further the identity of interest of persons to whom certain equity incentive awards, including Restricted Shares, Restricted Share Units, Performance Share Units, Deferred Share Units and Other Stock-Based Awards may be granted with those of the shareholders generally through a proprietary ownership interest in the Corporation, and to assist the Corporation in attracting, retaining and motivating its directors, officers, employees and consultants.

Administration. Under the Equity Incentive Plan, the board of directors can, at any time, appoint a committee to, among other things, interpret, administer and implement the Equity Incentive Plan on behalf of the board of directors in accordance with such terms and conditions as the board of directors may prescribe, consistent with the Equity Incentive Plan (provided that if at any such time such a committee has not been appointed by the board of directors, the Equity Incentive Plan will be administered by the board of directors).

Eligible Persons. Under the Equity Incentive Plan, Awards may be granted to any director, officer, employee or consultant (as defined in the Equity Incentive Plan) of the Corporation or of a subsidiary (an “Eligible Person”). A participant (“Participant”) is an Eligible Person to whom an Award has been granted under the Equity Incentive Plan.

Number of Securities Reserved for Issuance. Subject to the adjustment provisions provided for in the Equity Incentive Plan and the applicable rules and regulations of all regulatory authorities to which the Corporation is subject (including any stock exchange), the total number of Common Shares of the Corporation reserved for issuance pursuant to Awards granted under the Equity Incentive Plan will be equal to a number that shall not exceed 2.5% of the issued and outstanding Common Shares from time to time.

The aggregate maximum number of Common Shares available under the Equity Incentive Plan may be used for any type of Award. Subject to the provisions and restrictions of the Equity Incentive Plan, if any Award is exercised, cancelled, expired or otherwise terminated for any reason whatsoever, the number of Common Shares in respect of which Award is exercised, cancelled, expired or otherwise terminated for any reason whatsoever, as the case may be, will again be immediately available for purchase pursuant to Awards granted under the Equity Incentive Plan.

Maximum Grant to Any Participants that are Insiders. If, and for so long as the Common Shares are listed on the Toronto Stock Exchange, the number of Common Shares (A) issuable, at any time, to Participants that are insiders, and (B) issued to Participants that are insiders within any 12 month period, pursuant to the Equity Incentive Plan, or when combined with all of Corporation’s other security based share compensation arrangements shall not, in aggregate, exceed 10% of the total number of outstanding Common Shares on a non-diluted basis.

Restricted Shares. The board of directors is authorized to grant Restricted Shares to Eligible Persons subject to the terms and conditions of the Equity Incentive Plan and the requirements of the stock exchange which the Common Shares are listed for trading. Subject to the provisions of the Equity Incentive Plan and any applicable Award agreement, the Eligible Person shall generally have the rights and privileges of a shareholder as to such Restricted Shares, including the right to vote such Restricted Shares. A Restricted Share Award will be subject to a Restricted Share Award agreement containing such terms and conditions, not inconsistent with the provisions of the Equity Incentive Plan, as the board of directors determines and which the stock exchange which the Common Shares are listed for trading allows. The number of Restricted Shares to be credited to each Eligible Person’s account shall be computed by dividing (a) the Award value, by (b) the Market Price of a Common Share on the day immediately preceding the grant date, with fractions rounded down to the nearest whole number.

In addition to any other restrictions set forth in a Eligible Person’s Award agreement, until such time that the restricted period for the Restricted Shares has lapsed pursuant to the terms of the applicable Award agreement, which restricted period the Board may in its sole discretion accelerate at any time, the Eligible Person shall not be permitted to sell, transfer, pledge, or otherwise encumber the Restricted Shares.

For the purposes of the Equity Incentive Plan, “Market Price” at any date in respect of the Common Shares shall be the closing price of Common Shares on the Toronto Stock Exchange (and if listed on more than one stock exchange, then the highest of such closing prices) on the last business day prior to the relevant date (or, if the Common Shares are not then listed and posted for trading on the Toronto Stock Exchange, on such stock exchange in Canada on which the Common Shares are listed and posted for trading as may be selected for such purpose by the Board). In the event that the Common Shares did not trade on such business day, the Market Price shall be the average of the bid and asked prices in respect of the Common Shares at the close of trading on such date. In the event that the Common Shares are not listed and posted for trading on any stock exchange, the Market Price shall be the fair market value of the Common Shares as determined by the Board in its sole discretion.

Restricted Share Units. The board of directors is authorized to grant Restricted Share Units (“RSUs”) to Eligible Persons subject to the terms and conditions of the Equity Incentive Plan and the requirements of the stock exchange on which the Common Shares are listed for trading. The number of RSUs to be credited to each Eligible Persons’ account shall be computed by dividing (a) the Award value, by (b) the Market Price of a Common Share on the day immediately preceding the grant date, with fractions rounded down to the nearest whole number. A Restricted Share Unit Award will be subject to a Restricted Share Unit Award agreement containing such terms and conditions, not inconsistent with the provisions of the Equity Incentive Plan, as the board of directors determines and which the stock exchange which the Common Shares are listed for trading allows.

The Board shall have the authority to condition the grant of RSUs upon the attainment of specified performance goals, or such other factors (which may vary as between awards of RSUs) as the Board may determine in its sole discretion. The Board shall have the authority to determine at the time of grant, in its sole discretion, the duration of the vesting period and other vesting terms applicable to the grant of RSUs, provided that no RSU granted shall vest and be payable after December 31 of the third calendar year following the year of service for which the RSU was granted.

Performance Share Units. The board of directors is authorized to grant Performance Share Units (“PSUs”) to Eligible Persons subject to the terms and conditions of the Equity Incentive Plan and the requirements of the stock exchange which the Common Shares are listed for trading. A Performance Share Unit Award will be subject to a Performance Share Unit Award agreement containing such terms and conditions, not inconsistent with the provisions of the Equity Incentive Plan, as the board of directors determines and which the stock exchange which the Common Shares are listed for trading allows. The number of PSUs to be credited to each Participant’s account shall be computed by dividing (a) the Award value, by (b) the Market Price of a Common Share on the day immediately preceding the grant date, with fractions rounded down to the nearest whole number.

A Performance Share Unit granted under the Equity Incentive Plan may be denominated in Common Shares and will confer on the holder thereof the right to receive payments, in whole or in part, upon the achievement of such performance goals during such performance periods as the board of directors establishes. Subject to the terms of the Equity Incentive Plan, the performance goals to be achieved during any performance period, the length of any performance period, the amount of any Performance Share Units granted, the amount of any payment or transfer to be made pursuant to any Performance Share Units and any other terms and conditions of the Performance Share Units will be determined by the board of directors.

Deferred Share Units. The board of directors is authorized to grant Deferred Share Units (“DSUs”) to Eligible Persons subject to the terms and conditions of the Equity Incentive Plan and the requirements of the stock exchange which the Common Shares are listed for trading. A Deferred Share Unit Award will be subject to a Deferred Share Unit Award agreement containing such terms and conditions, not inconsistent with the provisions of the Equity Incentive Plan, as the board of directors determines and which the stock exchange which the Common Shares are listed for trading allows. The number of DSUs to be credited to each Participant’s account shall be computed by dividing (a) the Award value, by (b) the Market Price of a Common Share on the day immediately preceding the grant date, with fractions rounded down to the nearest whole number. DSUs shall be settled on the date established in the Award agreement; provided, however that in no event shall a Deferred Share Unit Award be settled prior to the date of the applicable Participant’s separation from service. If the Award agreement does not establish a date for the settlement of the DSUs, then the settlement date shall be the date of separation from service.

Other Share-Based Awards. The board of directors is authorized to grant to an Eligible Person, subject to the terms of the Equity Incentive Plan and the requirements of the stock exchange which the Common Shares are listed for trading, such other share-based Awards consisting of a right (A) which is other than a Restricted Share, a Restricted Share Unit, a Performance Share Unit, or a Deferred Share Unit and (B) which is denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, Common Shares (including, without limitation, securities convertible into Common Shares), as are deemed by the board of directors to be consistent with the purpose of the Equity Incentive Plan.

Causes of Cessation. In the event the Participant ceases to be an Eligible Person for any reason, other than the death of the Participant or the termination of the Participant for cause, then unless otherwise determined by the board of directors and set forth in an Award agreement, any Awards held by the Participant that are not yet vested (or for which the restricted period has not lapsed) at the date the Participant ceases to be an Eligible Person are immediately forfeited to the Corporation on such date.

In the event of the termination of the Participant as a director, officer, employee or consultant for cause, all Awards held by such Participant will be immediately forfeited to the Corporation.

In the event of the death or disability of a Participant prior to the Participant ceasing to be an Eligible Person (A) a portion of the next instalment of any Awards due to vest (or for which the restricted period is due to lapse) shall immediately vest (or cease to be restricted) such portion to equal to the number of Awards next due to vest (or cease to be restricted) multiplied by a fraction the numerator of which is the number of days elapsed since the date of vesting (or lapse of restricted period) of the last instalment of the Awards (or if none have vested or have ceased to be restricted, the date of grant) to the date of disability or death and the denominator of which is the number of days between the date of vesting (or lapse of restricted period) of the last instalment of the Awards (or if none have vested or have ceased to be restricted, the date of grant) and the date of vesting (or lapse of restricted period) of the next instalment of the Awards; (B) unless otherwise determined by the board of directors and set forth in an Award agreement and subject to subsection (C), any Awards held by the Participant that are not yet vested (or for which the restricted period has not lapsed) at the date of disability or death are immediately forfeited to the Corporation on the date of disability or death; and (C) such Participant’s eligibility to receive further grants of Awards under the Equity Incentive Plan ceases as of the date of disability or death.

Where a director’s term of office terminates for any reason other than death or disability of the director or a breach by the director of his or her fiduciary duty to the Corporation (as determined by the Board in its sole discretion), the Board may, in its sole discretion, at any time prior to or following the termination date, provide for the vesting (or lapse of restrictions) of any or all Awards held by a director on the termination date.

Assignability. Awards granted under the Equity Incentive Plan are non-transferable and non-assignable to anyone other than to a “permitted assign” as defined in the Equity Incentive Plan.

Procedure for Amending. Subject to terms of the Equity Incentive Plan and any applicable requirements of the stock exchange which the Common Shares are listed for trading, the Board may, without notice or shareholder approval, at any time or from time to time, amend the Plan for the purposes of:

1.	making any amendments to the general vesting provisions or restricted period of each Award;

2.	making any amendments to the provisions governing the termination of employment or services;

3.
making any amendments to add covenants of the Corporation for the protection of Participants, as the case may be, provided that the Board shall be of the good faith opinion that such additions will not be prejudicial to the rights or interests of the Participants, as the case may be;

4.
making any amendments not inconsistent with the Equity Incentive Plan as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the Board, having in mind the best interests of the Participants and directors, it may be expedient to make, including amendments that are desirable as a result of changes in law in any jurisdiction where a Participant resides, provided that the Board shall be of the opinion that such amendments and modifications will not be prejudicial to the interests of the Participants and directors; or

5.
making such changes or corrections which, on the advice of counsel to the Corporation, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the Board shall be of the opinion that such changes or corrections will not be prejudicial to the rights and interests of the Participants.

Notwithstanding the foregoing, both the approval of the stock exchange which the Common Shares are listed for trading and the approval of shareholders is required for amendments (A) which would increase the number of Common Shares issuable under the Equity Incentive Plan, except as otherwise provided pursuant to the provisions in the Equity Incentive Plan, and (B) which would increase the number of Common Shares issuable to insiders of the Corporation, except as otherwise provided pursuant to the provisions in the Equity Incentive Plan.

Subject to the terms of the Equity Incentive Plan with respect to a change in control of the Corporation, the board of directors shall not materially adversely alter or impair any rights or increase any obligations with respect to an Award previously granted under the Equity Incentive Plan without the consent of the Participant, as the case may be.

Other Material Information. Should the Corporation effect a subdivision or consolidation of Common Shares or any similar capital reorganization or a payment of a stock dividend (other than a stock dividend that is in lieu of a cash dividend), or should any other change be made in the capitalization of the Corporation that does not constitute a change in control and that would warrant the amendment or replacement of any existing Awards in order to adjust the number of Common Shares that may be acquired on the vesting of outstanding Awards and/or the terms of any Award in order to preserve proportionately the rights and obligations of the Participants holding such Awards, the board of directors will, subject to the prior approval of the stock exchange on which the Common Shares are listed for trading, authorize such steps to be taken as it may consider to be equitable and appropriate to that end.

In the event of an amalgamation, combination, arrangement, merger or other transaction or reorganization involving the Corporation and occurring by exchange of Shares, by sale or lease of assets or otherwise, that does not constitute a Change in Control and that warrants the amendment or replacement of any existing Awards in order to adjust: (a) the number of Shares that may be acquired on the vesting of outstanding Awards and/or (b) the terms of any Award in order to preserve proportionately the rights and obligations of the Participants holding such Awards, the

Board will, subject to the prior approval of the of the stock exchange on which the Common Shares are listed for trading, authorize such steps to be taken as it may consider to be equitable and appropriate to that end.

Where the Board determines that the steps provided in the two immediately preceding paragraphs would not preserve proportionately the rights, value and obligations of the Participants holding such Awards in the circumstances or otherwise determines that it is appropriate, the Board may permit the immediate vesting of any unvested Awards and immediate lapse of any restricted period.

The Board may, in its discretion, at any time prior to or following the termination of employment or services of a Participant, permit the acceleration of vesting (or restricted period) of any or all Awards, all in the manner and on the terms as may be authorized by the Board.

The board of directors shall have the right to determine that any unvested or unearned Restricted Share Units, Deferred Share Units, Performance Share Units or Other Share-Based Awards or Restricted Shares subject to a Restricted Period outstanding immediately prior to the occurrence of a change in control shall become fully vested or earned or free of restriction upon the occurrence of such change in control. The board of directors may also determine that any vested or earned Restricted Share Units, Deferred Share Units, Performance Share Units or Other Share-Based Awards shall be cashed out at the market price as of the date such change in control is deemed to have occurred, or as of such other date as the board of directors may determine prior to the change in control. Further, the board of directors shall have the right to provide for the conversion or exchange of any Restricted Share Unit, Deferred Share Unit, Performance Share Unit or Other Share-Based Award into or for rights or other securities in any entity participating in or resulting from the change in control.

All option agreements entered into under the Stock Option Plan and future option grants will continue to be governed by the terms of the Stock Option Plan.

RENEWAL OF THE SHAREHOLDERS RIGHTS PLAN

In May 2010, the Board of Directors was concerned that a person seeking control of the Corporation might attempt, among other things, a gradual accumulation of the Corporation’s common shares in the open market; the accumulation of a large block of common shares in a highly compressed period of time from institutional shareholders and professional speculators or arbitrageurs; or an offer for any or all of the Corporation’s common shares at what the Board of Directors considers to be less than full and fair value. The Shareholders Rights Plan (the “Rights Plan”) ratified, confirmed and approved by the shareholder at their 2010 annual and special meeting prohibits the acquisition of more than 20% of the Corporation’s outstanding common shares in such a manner. The Rights Plan is designed to encourage any bidder to provide shareholders with equal treatment in a takeover and full value for their investment.

The Rights Plan is designed to encourage the fair treatment of shareholders in connection with any takeover offer for the Corporation. The Rights Plan provides the Board of Directors and the shareholders with more time to fully consider any unsolicited takeover bid for the Corporation without undue pressure, to allow the Board of Directors to pursue, if appropriate, other alternatives to maximize shareholder value and to allow additional time for competing bids to emerge.

It also addresses the possibility that control or effective control of the Corporation may be acquired pursuant to a private agreement in which a small number of shareholders sell their common shares at a premium to market price, which is not shared with other shareholders, and that a person may slowly accumulate common shares through market purchases, which may result, over time, in an acquisition of control by way of a “creeping” takeover without payment of fair value for control or fair sharing of any control premium among all shareholders. The Rights Plan addresses these concerns by applying to all acquisitions of common shares over the 20% level.

In accordance with provisions of the Rights Plan, such plan needs to be ratified and renewed every three years by the Corporation’s shareholders at their annual and special meeting in order to remain in effect.

Background and Purposes of the Rights Plan

The renewal of Rights Plan is not being proposed in response to, or in anticipation of, any acquisition or takeover offer and is not intended to prevent a takeover of the Corporation, to secure continuance of current management or the directors in office or to deter fair offers for the common shares. The Rights Plan seeks to protect shareholders by requiring all potential bidders to comply with certain minimum conditions. The Rights Plan may, however, increase the price to be paid by a potential offeror (the “Offeror”) to obtain control of the Corporation and may discourage certain transactions. A bidder who does not satisfy these minimum conditions becomes subject to the dilutive features of the Rights Plan.

The Rights Plan does not affect in any way the financial condition of the Corporation. The initial issuance of the rights (a “Right” or the “Rights”) is not dilutive and will not affect reported earnings or cash flow per common share until the Rights separate from the underlying common shares and become exercisable. The adoption of the Rights Plan will not lessen or affect the duty of the Board of Directors to act honestly and in good faith with a view to the best interests of the Corporation and its shareholders. The Rights Plan is designed to provide the Board of Directors with the means to negotiate with an Offeror and with sufficient time to seek out and identify alternative transactions on behalf of the shareholders.

Approval by Shareholders

Shareholders will be asked at the meeting to consider and, if deemed advisable, to pass a resolution to ratify, confirm and approve the adoption of the Rights Plan and all rights issued pursuant to the shareholders’ rights plan. The full text of the Rights Plan is available for consultation on SEDAR at www.sedar.com. The Rights Plan, unanimously adopted by the Board of Directors and effective as of May 26, 2010, and ratified, confirmed and approved by the Shareholders on June 22, 2010 is subject to ratification, confirmation and approval by the shareholders at the Meeting and by the Exchange. The full text of the agreement is contained in an agreement entered into with Computershare Investor Services Inc. as of May 26, 2010 (the “Rights Plan Agreement”). The Rights Plan will continue in effect unless and until the shareholders do not ratify, confirm and approve the Rights Plan resolution (the “Rights Plan Resolution”).

Time

Securities legislation in Canada requires a takeover offer to remain open for only 35 days. The Board of Directors does not believe this period is sufficient to permit it to determine whether there may be alternatives available to maximize shareholder value or whether other bidders may be prepared to pay more for common shares than the Offeror.

To qualify as a Permitted Bid (as defined below), a takeover bid must be open for 60 days after the bid is made. If at least 50% of the Corporation’s common shares subject to the bid that are not held by the bidder are deposited, the bidder may take up and pay for such common shares and the bid must remain open for a further period of 10 clear business days on the same terms.

Pressure to tender

A shareholder may feel compelled to tender to a takeover bid, which the shareholder considers to be inadequate out of a concern that in failing to do so, the shareholder may be left with illiquid or minority discounted common shares. This is particularly so in the case of a takeover bid for less than all Corporation’s common shares, where the bidder wishes to obtain a control position but does not wish to acquire all of the Corporation’s common shares. The Rights Plan provides a mechanism, which is intended to ensure that a shareholder can separate the decision with respect to the bid from the decision to tender, lessening undue pressure to tender.

The Rights Plan will encourage an Offeror to proceed by way of a Permitted Bid or to approach the Board of Directors with a view to negotiation by creating the potential for substantial dilution of the Offeror’s position. The Permitted Bid provisions of the Rights Plan (described below) are designed to ensure that, in any takeover bid, all shareholders are treated equally, receive the maximum available value for their investment and are given adequate time to properly assess the bid on a fully informed basis. The Rights Plan allows a partial bid to be a Permitted Bid so long as the bid is for a minimum of 50% of the common shares held by shareholders other than the Offeror and its related parties.

Summary of the rights plan

The following description of the Rights Plan is a summary only. Reference is made to the Shareholders’ Rights Plan Agreement, the full text of which is available for consultation on SEDAR at www.sedar.com.

 Effective Date

The effective date of the Rights Plan is May 26, 2010 (the “Effective Date”)

 Term

Upon ratification by the shareholders at the Meeting, the Rights Plan will terminate on the date of the third annual general meeting thereafter (the “Third Annual General Meeting”), unless reconfirmed by the shareholders at the Third Annual General Meeting.

Issue of Rights

The Rights will separate from the common shares and will be exercisable ten (10) trading days (or such later date as may be determined by the Board of Directors) (the “Separation Time”) after a person has acquired, or commences or publicly announces or discloses its intention to commence a take-over bid to acquire, 20% or more of the common shares, other than by an acquisition pursuant to a take-over bid permitted by the Rights Plan (a “Permitted Bid”).

The acquisition by any person (an “Acquiring Person”) of 20% or more of the outstanding common shares, other than by way of a Permitted Bid, is referred to as a “Flip-in Event”. As the Rights Plan will be triggered by the acquisition of common shares by an Acquiring Person other than by way of a Permitted bid, any Rights held by the Acquiring Person will become void upon the occurrence of a Flip-in Event. From and after a Flip-in Event, each Right (other than those held by the Acquiring Person), will permit the purchase of $20 worth of common shares (at the market price on the date of the Flip-in Event) for $10 (i.e., at a 50% discount). The issue of the Rights is not initially dilutive; however, upon a Flip-in Event occurring and the Rights separating from the common shares, reported earnings per common share on a fully diluted or non-diluted basis may be affected. The Acquiring Person, as well as any holders of Rights who do not exercise their Rights upon the occurrence of a Flip-in Event, may suffer substantial dilution.

 Certificates and Transferability

Prior to the Separation Time, the Rights will be evidenced by a legend imprinted on certificates for common shares issued from and after the Effective Date and will not be transferable separately from the common shares. From and after the Separation Time, the Rights will be evidenced by Rights certificates that will be transferable and traded separately from the common shares.

 Permitted Bid Requirements

The requirements for a Permitted Bid include the following:

(i)           the take-over bid must be made by way of a take-over bid circular;

(ii)           the take-over bid must be made to all holders of common shares;

(iii)           the voting shares shall be taken up or paid for pursuant to the take-over bid no earlier than 60 days following the date of the take-over bid, and common shares tendered pursuant to the take¬over bid may be taken up and paid for only if at such time more than 50% of the common shares held by the shareholders other than the bidder, its affiliates and persons acting jointly or in concert with the bidder (collectively, the “Independent Shareholders”) have been tendered to the take¬over bid and not withdrawn

(iv)           the common shares deposited pursuant to the take-over bid may be withdrawn at any time before they are taken up and paid for; and

(v)           if more than 50% of the common shares held by Independent Shareholders are tendered to the take-over bid, then the bidder must make a public announcement of that fact and the take-over bid must remain open for deposits of common shares for an additional 10 business days from the date of such public announcement.

The Rights Plan allows for a competing Permitted Bid (a “Competing Permitted Bid”) to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all of the requirements of a Permitted Bid, except that, subject to applicable law, it may expire on the same date as the Permitted Bid.

 Waiver and Redemption

The Board of Directors may, prior to the Flip-in Event, waive the dilutive effects of the Rights Plan in respect of a particular Flip-in Event resulting from a take-over bid that is made by way of a take-over bid circular to all holders of common shares, or waive one or more of the requirements of a Permitted Bid or a Competing Permitted Bid, in which such waiver would be deemed also to be a waiver in respect of any other Flip-in Event, and any such requirement, occurring under a take-over bid made by way of a take¬over bid circular to all holders of common shares.

The Board of Directors may also waive the Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding voting shares of the Corporation at the time of the granting of such waiver or such later date as may be specified by the Board of Directors.

The Board of Directors may agree that the Corporation may at any time prior to a Flip-in Event redeem all, but not less than all, of the outstanding Rights at a price of $0.00001 each.

 Exemptions for Investment Advisors

Investment advisors (for client accounts), trust companies (acting in their capacities as trustees and administrators), statutory bodies managing investment funds (for employee benefit plans, pension plans, insurance plans or various public bodies) and administrators or trustees of registered pension funds or plans acquiring greater than 20% of the common shares are exempted from triggering a Flip-in Event, provided that they are not (and are not part of a group) making or proposing to make or to participate in a take-over bid.

 Exemptions for Lock-up Agreements

A person is deemed not to be the beneficial owner of common shares solely because the holder of such common shares has agreed in a “Permitted Lock-up Agreement” to deposit or tender those shares in acceptance of a take-over bid (the “Lock-up Bid”) made by such person. In order for an agreement to constitute a Permitted Lock-up Agreement, certain conditions must be met, including, among other things, (i) any “break-up” fees payable to the bidder by the tendering shareholder cannot exceed the greater of 2.5% of the price or value of the consideration payable under the Lock-up Bid and 50% of the amount by which the price or value of the consideration payable under another take-over bid or transaction exceeds the price or value of the consideration that would have been received under the Lock-up Bid, (ii) the terms of the Permitted Lock-up Agreement are publicly disclosed and a copy is made available to the public (including to the Corporation), and (iii) the Permitted Lock-up Agreement permits the tendering shareholder to deposit or tender the common shares to another take-over bid or support another transaction where the price or value offered under such other take-over bid or transaction is at least 7% more than the number proposed to be purchase under the Lock-up Bid.

 Supplements and Amendments

The Corporation is authorized to amend, vary or rescind the provisions of the Rights Plan and the Rights subject to shareholder and approval of the Exchange.

 Recommendation of the Board

Shareholders will be asked to approve the following resolution ratifying, confirming and approving the Shareholder Rights Plan described above (the “Rights Plan Resolution”):

“WHEREAS the board of directors of the Corporation has approved to reconfirmed the Right Plan as of May 22, 2013, as more particularly described in this Circular (the “Circular”);

WHEREAS the Corporation, pursuant to the provision of the Right Plan and Exchange policies, wishes to obtain the requisite shareholder approval of the plan;

RESOLVED THAT:

1.
the Shareholders’ Rights Plan adopted by the Board of Directors of the Corporation as of May 9, 2013, and ratified, confirmed and approved by the shareholders on June 22, 2010 on the terms of the Shareholders’ Rights Plan Agreement dated as of May 26, 2010 between the Corporation and Computershare Investor Services Inc., as Rights Agent, and all the Rights issued pursuant to such Plan, are hereby ratified, confirmed and approved;

2.
any director or officer of the Corporation be and he is hereby authorized to sign all documents, do all acts and do all things necessary or useful, in his own discretion, in order to give effect to this resolution; and

If the Rights Plan is not approved by the Shareholders of the Corporation, it will cease to have effect on the date of the Meeting. A resolution requires a favourable vote of a simple majority of the votes cast by shareholders of the Corporation in person or by proxy at the meeting.

THE BOARD OF DIRECTORS CONSIDERS THE SHAREHOLDER RIGHTS PLAN TO BE IN THE BEST INTERESTS OF THE COMPANY AND RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOUR OF THE SHAREHOLDER RIGHTS PLAN RESOLUTION.

The voting rights pertaining to shares represented by duly executed proxies in favour of the persons named in the accompanying form of proxy will be exercised, in the absence of specifications to the contrary, FOR the Shareholder Rights Plan Resolution.

ADOPTION OF BY-LAW 2013-1

On May 9, 2013, the Board adopted By-Law 2013-1 (the “Advance Notice By-Law”), which requires that advance notice be given to the Corporation in circumstances where nominations of persons for election as a director of the Corporation are made by shareholders other than pursuant to: (i) a requisition of a meeting made pursuant to the provisions of the Quebec Business Corporation Act (the “QBCA”); or (ii) a shareholder proposal made pursuant to the provisions of the QBCA. A copy of the Advance Notice By-Law is available to any shareholder of the Corporation at or prior to the Meeting upon request to the Secretary of the Corporation.

Among other things, the Advance Notice By-Law fixes a deadline by which shareholders must submit a notice of director nominations to the Corporation prior to any annual or special meeting of shareholders where directors are to be elected and sets forth the information that a shareholder must include in the notice for it to be valid.

In the case of an annual meeting of shareholders, notice to the Corporation must be given no less than 30 nor more than 65 days prior to the date of the annual meeting provided, however, that in the event that the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be given no later than the close of business on the 10th day following such public announcement. In the case of a special meeting of shareholders (which is not also an annual meeting), notice to the Corporation must be given no later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made.

The Advance Notice By-Law will allow the Corporation to receive adequate prior notice of director nominations, as well as sufficient information on the nominees. The Corporation will thus be able to evaluate the proposed nominees’ qualifications and suitability as directors. It will also facilitate an orderly and efficient meeting process.

Shareholders are being asked to ratify the Advance Notice By-Law of the Corporation by passing the following ordinary resolution:

“WHEREAS the by-law relating to the advance notice requirements for the nomination of directors (the “Advance Notice By-Law”) of Neptune Technologies & Bioressources Inc. (the “Corporation”) was adopted by the Board of Directors of the Corporation on May 9, 2013;

WHEREAS the Board of Directors of the Corporation wishes to amend the Articles of the Corporation in order to incorporate advance notice requirements for the nomination of directors, the whole as more fully described in the management proxy circular of the Corporation dated May 22, 2013 (the “Circular”);

WHEREAS, pursuant to the rules and policies of the TSX Venture Exchange, the Board of Directors of the Corporation is requesting that shareholders of the Corporation approve this ordinary resolution ratifying the Advance Notice By-Law;

RESOLVED THAT:

1.	the Advance Notice By-Law (By-Law No. 2013-1) adopted by the Board of Directors of the Corporation and as described in the Circular, be ratified;

2.
any Director or officer of the Corporation be and is hereby authorized and directed, for and on behalf of the Corporation, to do all acts and things, as such Director or officer may determine necessary or advisable to give effect to this resolution.”

To be adopted, the resolution approving the Advance Notice By-Law of the Corporation (the “Advance Notice By-Law Resolution”) must be approved by at least a majority of the Shareholders of the Corporation, present in person or represented by proxy.

THE BOARD OF DIRECTORS BELIEVES THE PASSING OF THE ADVANCE NOTICE BY-LAW RESOLUTION IS IN THE BEST INTEREST OF THE CORPORATION AND RECOMMENDS THAT SHAREHOLDERS OF THE CORPORATION VOTE IN FAVOUR OF THE ADVANCE NOTICE BY LAW STOCK RESOLUTION.

The voting rights pertaining to shares represented by duly executed proxies in favor of the persons named in the accompanying form of proxy will be exercised, in the absence of specifications to the contrary, FOR the Advance Notice By-Law Resolution.

EXECUTIVE COMPENSATION
COMPENSATION OF DIRECTORS

For the financial year ended on February 28, 2013, both Mr. Henri Harland (the Corporation’s President and CEO) and Mr. Michel Chartrand (formerly the Corporation’s COO) did not receive any compensation by the Corporation in their capacity as directors and were not considered by the Board as being “independent” within the meaning of NI 52-110. Mr. Harland Waksal (Vice-President, Business and Scientific Affairs at Acasti) was also not considered by the Board as being “independent”. On January 28, 2013, Mr. Michel Chartrand resigned as the Corporation’s COO.

Mr. Henri Harland and Mr. Michel Chartrand only received compensation from the Corporation in their capacity as President and CEO of the Corporation and COO of the Corporation, respectively. Accordingly, for all the information relating to the compensation of Mr. Henri Harland and Mr. Michel Chartrand, please refer to the Named Executive Officer Section of this Circular.

Summary CompensationTable

The total compensation and fees paid to the directors by the Corporation and its subsidiaries during the financial year ended on February 28, 2013 are set out in the following tables:

	Ronald Denis(1,2,4) ($)	Jean-Claude Debard(4) ($)	Harlan Waksal(3) ($)	Daniel Perry ($)
Annual fixed compensation	20,000	10,000	7,000	10,000
Fee for Director, per Board meeting attended	1,000	500	500	500
Fee for Directors, per Board meeting attended by way of conference call	500	250	250	250
Fee for Member Committee, per Board Committee meeting attended	1,000	500	500	500
(1)	President of the Audit Committee of the Corporation and its subsidiaries.
(2)	Chairman of the Board of Directors and of the Governance Committee of the Corporation and its subsidiaries, and President of the Compensation Committee of the Corporation and Acasti.
(3)	The annual fixed compensation for Dr. Waksal is limited to his compensation as the Corporation’s director, as he was not a Director of NeuroBioPharm.
(4)	This amount includes fees paid for services rendered by such individuals to Acasti and NeuroBioPharm.

As appears from the above table, independent directors of the Corporation and its subsidiaries were paid a minimum annual fixed compensation of $10,000 and the Chairman of the Board of Directors and of the Governance Committee of the Corporation and its subsidiaries, and President of the Compensation Committee of the Corporation and its subsidiaries was paid a minimum annual fixed compensation of $20,000 during the financial year ended on February 28, 2013. The annual fixed compensation for Dr. Waksal was however limited at $7,000 as he was not a Director of Acasti nor of NeuroBioPharm during the financial year ended on February 28, 2013.

Compensation Paid to Directors

Name	Financial Year Ended February 28 / 29	Fees earned ($)(1)	Option/ call – option / warrant- based awards(2)(3)(4)(5) ($)	All other compensation(6)(7) ($)	Total ($)
Ronald Denis	2013 2012 2011	49,750(8) 48,000 25,500	115,655 63,705(9) 51,378	0 0 0	165,405 111,705 76,878
Jean-Claude Debard	2013 2012 2011	11,000 11,500 10,500	55,057 514 51,378	0 0 0	66,057 12,014 61,878
Daniel Perry	2013 2012 2011	11,000 12,000 11,500	55,057 514 51,378	0 0 0	66,057 12,514 62,878
Harlan Waksal	2013 2012	68,225(10) 25,000	601,584(11) 838,285	0 0	669,809 863,285

(1)
The salary of the directors, which represents the total of the annual fixed compensation and the fees per meeting, for the period ending on February 28, 2013, was assumed by the Corporation and charged to NeuroBioPharm (up to 25%).

(2)
The Corporation has adopted the IFRS 2 Shared-based payment to account for the issuance of stock options to employees and non-employees. The fair value of the awards is estimated at the grant date using the Black-Scholes Option Pricing Model. This model requires the input of a number of parameters, including stock price, stock exercise price, expected stock price volatility, expected time until exercise and risk-free interest rates. Although the assumptions used reflect management’s best estimates, they involve inherent uncertainties based on market conditions generally outside of the Corporation’s control.

(3)
For the period ended on February 28, 2013, (i) the fair market value of the April 11, 2012 option-based awards of the Corporation is based on a fair value of $1.23 per option granted to all directors; (ii) the fair market value of the December 3, 2012 option-based awards of the Corporation is based on a fair value of $1.20 per option granted to all directors.

For the period ended on February 28, 2013, (i) the fair market value of the December 3, 2012 NeuroBioPharm call-option based awards of the Corporation is based on a fair value of $0.0042 per NeuroBioPharm call-option granted to all directors; (ii) the fair market value of the January 14, 2013 Acasti call-option based awards of the Corporation is based on a fair value of $1.32 per NeuroBioPharm call-option granted to Mr. Harlan Waksal.

For the period ended on February 29, 2012, (i) the fair market value of the December 1, 2011 option-based awards of the Corporation is based on a fair value of $1.34 per option granted to Mr. Harlan Waksal; (ii) the fair market value of the January 1, 2012 option-based awards of the Corporation is based on a fair value of $0.94 per option granted to Mr. Harlan Waksal.

For the period ended on February 28, 2011, (i) the fair market value of the July 13, 2010 option-based awards of the Corporation is based on a fair value of $0.65 per option granted to all directors; (ii) the fair market value of the February 28, 2011 option-based awards of the Corporation is based on a fair value of $1.17 per option granted to all directors.

(4)
For the period ended on February 28, 2013, the fair market value of the April 11, 2012 Acasti option-based awards is based on a fair value of $1.21 per option granted to Mr. Ronald Denis and $1.23 per option granted to Mr. Harlan Waksal.

For the period ended on February 29, 2012, (i) the fair market value of the May 25, 2011 Acasti warrant-based awards is based on a fair value of $0.51 per warrant transferred to Mr. Harlan Waksal; (ii) the fair market value of the June 16, 2011 Acasti option-based awards is based on a fair value of $0.84 per option granted to Mr. Ronald Denis and $0.86 per option granted to Mr. Harlan Waksal.

For the period ended on February 28, 2011, the fair market value of the July 13, 2010 Acasti warrant-based awards is based on a fair value of $0.23 per warrant transferred to all directors.

(5)
For the period ended on February 28, 2013,  the fair market value of the April 11, 2012 NeuroBioPharm warrant-based awards of the Corporation is based on a fair value of $0.0045 per NeuroBioPharm warrant transferred to Messrs. Ronald Denis, Jean-Claude Debard and Daniel Perry and $0.0111 per NeuroBioPharm warrant transferred to Mr. Harlan Waksal.

For the period ended February 29, 2012, (i) the fair market value of the April 12, 2011 NeuroBioPharm warrant-based awards of the Corporation is based on a fair value of $0.0075 per NeuroBioPharm warrant transferred to Messrs. Ronald Denis, Jean-Claude Debard and Daniel Perry; (ii) the fair market value of the May 25, 2011 NeuroBioPharm option-based awards of the Corporation is based on a fair value of $0.0265 per NeuroBioPharm option granted to Messrs. Ronald Denis, Jean-Claude Debard and Daniel Perry (iii) the fair market value of the May 25, 2011 NeuroBioPharm warrant-based awards of the Corporation is based on a fair value of $0.0277 per NeuroBioPharm warrant transferred to Mr. Harlan Waksal; and (iv) the fair market value of the December 1, 2011 NeuroBioPharm warrant-based awards of the Corporation is based on a fair value of $0.0165 per NeuroBioPharm warrant transferred to Mr. Harlan Waksal.

For the period ended February 28, 2011, the fair market value of the July 13, 2010 NeuroBioPharm warrant-based awards of the Corporation is based on a negligible ($0.0) fair value for NeuroBioPharm warrant transferred to Messrs. Ronald Denis, Jean-Claude Debard and Daniel Perry.

(6)	The directors do not receive pension benefits, perquisites or other annual compensation.
(7)
The value of perquisites and other personal benefits received by these executives did not total an aggregate value of $50,000 or more, and does not represent 10% or more of their total salary in 2013, 2012 or 2011.

(8)	This amount includes fees earned in the amount of $24,750 for his role as Director of Acasti.
(9)	This amount includes an option-based award sum of $62,760$ from Acasti.
(10)	This amount includes salary payment for his role as Vice-President, Business and Scientific Affairs at Acasti for the sum of $60,000.
(11)	This amount includes award received for his role as Vice-President, Business and Scientific Affairs at Acasti for the sum of $576,794.

Outstanding Option-Based, Call-Option-Based and Warrant-Based Awards for Directors

The following table provides information on the number and value of the outstanding options and call-options held by non-executive directors of the Corporation at the end of the financial year ended February 28, 2013. As of February 28, 2013, there was no share-based award granted to the non-executive directors under the Corporation’s Equity Incentive Plan.

Call-options on Class A subordinate voting shares of NeuroBioPharm held by the Corporation were awarded to non-executive directors of the Corporation to compensate, in part, for the reduction of their compensation during the last quarter of FY2013.

Name / Grant Date	Number of common shares underlying unexercised	Option exercise price ($)	Option expiration	Value of unexercised in- the-money options(*) ($)
Ronald Denis
December 3, 2012	20,000	2.90	December 3, 2015	-
April 11, 2012	25 000	3.15	April 11, 2015	-
February 28, 2011	25,000	2.50	February 28, 2014	5,250
July 13, 2010	25,000	1.50	July 13, 2013	30,250
Jean- Claude Debard
December 3, 2012	20,000	2.90	December 3, 2015	-
April 11, 2012	25 000	3.15	April 11, 2015	-
February 28, 2011	25,000	2.50	February 28, 2014	5,250
July 13, 2010	25,000	1.50	July 13, 2013	30,250
Daniel Perry
December 3, 2012	20,000	2.90	December 3, 2015	-
April 11, 2012	25 000	3.15	April 11, 2015	-
February 28, 2011	25,000	2.50	February 28, 2014	5,250
July 13, 2010	25,000	1.50	July 13, 2013	30,250
Harland Waksal
December 3, 2012	20,000	2.90	December 3, 2015	-
January 1, 2012	250,000(1)	3.00	January 1, 2015	-
December 1, 2011	250,000(1)	3.00	December 1, 2014	-
(*)	Calculation is based on the trading price, at closing, of the Corporation’s shares on the TSX of $2.71 on February 28, 2013.
(1)	Awards received for his role as Vice-President, Business and Scientific Affairs at Acasti.

 Call-Option Awards

Name / Grant Date	Number and type of securities underlying unexercised call-options	Call-option exercise price ($)	Call-option expiration date	Value of unexercised in- the-money call- options(*) ($)
Ronald Denis
December 3, 2012	75,000 Class A Shares of NeuroBioPharm	0.75	December 3, 2015	-
Jean- Claude Debard
December 3, 2012	50,000 Class A Shares of NeuroBioPharm	0.75	December 3, 2015	-
Daniel Perry
December 3, 2012	50,000 Class A Shares of NeuroBioPharm	0.75	December 3, 2015	-
Harlan Waksal
December 3, 2012	50,000 Class A Shares of NeuroBioPharm	0.75	December 3, 2015	-
December 3, 2012	250,000 Common Shares of Acasti(1)	2.75	December 3, 2015	-
(*)	Calculation is based on a valuation of 0.10$ per share, on February 28, 2013.
(1)	Awards received for his role as Vice-President, Business and Scientific Affairs at Acasti.

Acasti

The following tables provide information on the number and value of outstanding Acasti options and warrants held by non-executive directors of the Corporation at the end of the financial year ended February 28, 2013. Acasti’s options and warrants were awarded and transferred to such directors as compensation for additional responsibilities and workload attributable to Acasti.

 Option-Based Awards

Name / Grant Date	Number of common shares underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options(*) ($)
Ronald Denis
April 11, 2012	50,000	2.10	April 11,2015	12,500
June 16, 2011	75,000	1.40	June 16, 2016	71,250
October 8, 2008	25,000	0.25	October 8, 2018	52,500
Jean-Claude Debard
July 14, 2009	25,000	0.25	July 14, 2019	52,500
Daniel Perry
October 8, 2008	25,000	0.25	October 8, 2018	52,500
Harlan Waksal
April 11, 2012	200,000(1)	2.10	April 11, 2015	50,000
June 16, 2011	200,000(1)	1.40	June 16, 2016	190,000
(*)	Calculation is based on the trading price, at closing, of Acasti’s shares on the TSX Venture Exchange of $2.35 on February 28, 2013.
(1)	Awards received for his role as Vice-President, Business and Scientific Affairs at Acasti.

 Warrant-Based Awards

Name / Grant Date	Number of common shares underlying unexercised warrants (#)	Warrants exercise price ($)	Warrants expiration date	Value of unexercised in-the- money Warrants(1) ($)
Ronald Denis
July 13, 2010	25,000	0.50(2)	October 8, 2013	46,250
October 8, 2008	175,000	0.25	October 8, 2013	367,500
Jean-Claude Debard
July 13, 2010	25,000	0.50(2)	October 8, 2013	46,250
July 14, 2009	100,000	0.25	October 8, 2013	210,000
Daniel Perry
July 13, 2010	25,000	0.50(2)	October 8, 2013	46,250
October 8, 2008	100,000	0.25	October 8, 2013	210,000
Harlan Waksal
May 25, 2011	165,000(3)	1.25(4)	October 8, 2013	181,500

(1)	Calculation is based on the trading price, at closing, of Acasti’s shares on the TSX Venture Exchange of $2.35 on February 28, 2013.
(2)
The transfer of Acasti warrants was performed by the Corporation in consideration of a transfer premium of $0.25 included in the warrant exercise price, payable to the Corporation upon exercise of the warrants.

(3)	Awards received for his role as Vice-President, Business and Scientific Affairs at Acasti.
(4)
The transfer of Acasti warrants was performed by the Corporation in consideration of a transfer premium of $1.00 included in the warrant exercise price, payable to the Corporation upon exercise of the warrants.

NeuroBioPharm

The following tables provide information on the number and value of outstanding NeuroBioPharm options and warrants held by non-executive directors of the Corporation at the end of the financial year ended February 28, 2013. NeuroBioPharm’s options and warrants were awarded and transferred to such directors as compensation for additional responsibilities and workload attributable to NeuroBioPharm.

 Option-Based Awards

Name / Grant Date	Number of class A subordinate-voting shares underlying unexercised warrants	Options exercise price ($)	Options expiration date	Value of unexercised in-the-money Warrants(*) ($)
Ronald Denis
May 25, 2011	11,250	0.50	May 25, 2016	-
Jean-Claude Debard
May 25, 2011	11,250	0.50	May 25, 2016	-
Daniel Perry
May 25, 2011	11,250	0.50	May 25, 2016	-
Harlan Waksal
N/A	N/A	N/A	N/A	N/A

(*)	Calculation is based on the estimated price of NeuroBioPharm’s shares of $0.10 on February 28, 2013 given the absence of a reference for a market value for NeuroBioPharm’s shares.

Warrant-Based Awards

Name / Grant Date(2)	Number of class A subordinate-voting shares underlying unexercised warrants(2)	Warrants exercise price ($)(2)	Warrants expiration date(2)	Value of unexercised in- the-money Warrants(1) ($)
Ronald Denis
April 11, 2012(5)	25,000	0.75	April 12, 2016	-
April 12, 2011	115,003	0.40	April 12, 2016	-
April 12, 2011 (3)	28,751	0.53	April 12, 2016	-
April 12, 2011(4)	86,252	0.66	April 12, 2016	-
Jean-Claude Debard
April 11, 2012(5)	25,000	0.75	April 12, 2013	-
April 12, 2011	115,003	0.40	April 12, 2016	-
April 12, 2011 (3)	28,751	0.53	April 12, 2016	-
April 12, 2011(4)	28,751	0.66	April 12, 2016	-
Daniel Perry
April 11, 2012(5)	25,000	0.75	April 12, 2016	-
April 12, 2011	115,003	0.40	April 12, 2016	-
April 12, 2011 (3)	28,751	0.53	April 12, 2016	-
April 12, 2011(4)	28,751	0.66	April 12, 2016	-
Harlan Waksal
April 11, 2012(5)	50,000	0.75	April 12, 2016	-
December 1, 2011(5)	500,000(6)	0.75	April 12, 2016	-
May 11, 2011	150,000(6)	0,47	April 12,2016
(1)	The calculation is based on the fair value of 0,10$ per share of NeuroBioPharm as of February 28, 2013 given the absence of a reference for a market value for NeuroBioPharm’s shares.
(2)
On April 12, 2011, pursuant to the Reverse-Split and the reorganization of the Corporation’s capital stock, the Corporation exchanged, by mutual agreement with the holders, the Series 4 Warrants and Series 5 Warrants, based on their estimated fair market value, diluted participation and cash contribution, each prior to the rollover, for, respectively, the Series 2011-3 and the Series 2011-2 warrants. Those warrants were issued on April 12, 2011 at their estimated fair market value post rollover, calculated in accordance with the Black & Scholes Model, and having an exercise price of respectively $0.40 and $0.47, each warrant expiring on April 12, 2016, as further described in item 2 of this Circular in the section Particulars of Matters to be Acted Upon.

(3)
The transfer of warrants of NeuroBioPharm was performed by the Corporation in consideration of a transfer premium of $0.13 included in the warrant exercised price, payable to Corporation upon exercise of the warrants.

(4)
The transfer of warrants of NeuroBioPharm was performed by the Corporation in consideration of a transfer premium of $0.26 included in the warrant exercised price, payable to Corporation upon exercise of the warrants.

(5)
The transfer of warrants of NeuroBioPharm was performed by the Corporation in consideration of a transfer premium of $0.28 included in the warrant exercised price, payable to Corporation upon exercise of the warrants.

(6)	Awards received for his role as Vice-President, Business and Scientific Affairs at Acasti.

 Option-based and Warrant-based Awards of the Corporation to the Directors – value vested during the financial year ended on February 28, 2013

The following table sets out the value of stock options, call-options and warrants of the Corporation, Acasti and NeuroBioPharm, and held by non-executive directors of the Corporation that vested during the financial year ended on February 28, 2013:

Name	Option-based Awards of the Corporation – value vested during the financial year ended on February 28, 2013 ($)
	Neptune	Acasti	NeuroBioPharm
Ronald Denis	44,213	45,000	-
Jean-Claude Debard	44,213	10,625	-
Daniel Perry	44,213	10,625	-
Harlan Waksal	197,165	103.425	-

COMPENSATION OF NAMED EXECUTIVE OFFICERS

During the financial year ended February 28, 2013, the Corporation had five Named Executive Officers (as defined below), being, Mr. Henri Harland, the Corporation’s President and Chief Executive Officer (“CEO”), Mr. André Godin, the Corporation’s Chief Financial Officer (“CFO”), Mr. Michel Chartrand, the Corporation’s Chief Operating Officer (“COO”), Tina Sampalis, the Corporation’s Chief Global Strategy Officer (“CGSO”), and Xavier Harland, Acasti’s Chief Financial Officer.

“Named Executive Officer” (or “NEO”) means: (a) a CEO, (b) a (CFO), (c) each of the three most highly compensated executive officers of the Corporation, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and the CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, and (d) each individual who would be an NEO under paragraph (c) above but for the fact that the individual was neither an executive officer of the Corporation or its subsidiaries, nor acting in a similar capacity, at the end of that financial year.

 Compensation Discussion and Analysis

Compensation of executive officers of the Corporation is recommended to the Board of Directors by the Compensation Committee. In its review process, the Compensation Committee relies on input from management on the assessment of executives and Corporation performance.

During the most recently completed financial year, the Compensation Committee was composed of the following independent members: Dr. Ronald Denis, Mr. Jean-Claude Debard and Mr. Daniel Perry. The Compensation Committee establishes management compensation policies and oversees their general implementation. All members of the Compensation Committee have direct experience which is relevant to their responsibilities as Compensation Committee members. All members are or have held senior executive or director roles within significant businesses, several also having public companies experience, and have a good financial understanding which allows them to assess the costs versus benefits of compensation plans. The members combined experience in the Corporation’s sector provides them with the understanding of the Corporation’s success factors and risks, which is very important when determining metric for measuring success.

Risk management is a primary consideration of the Compensation Committee when implementing its compensation program. It does not believe that its compensation program results in unnecessary or inappropriate risk taking including risks that are likely to have a material adverse effect on the Corporation. Payments of bonuses, if any, are not made until performance goals have been met.

Executive compensation is generally based on pay for performance and to be competitive with other firms of comparable size in similar fields. The Chief Executive Officer makes recommendations to the Compensation Committee as to the compensation of the Corporation’s executive officers, other than himself, for approval by the Board. The Compensation Committee makes recommendations to the Board of Directors as to the compensation of the Chief Executive Officer, for approval, in accordance with the same criteria upon which the compensation of other executive officers is based.

Executive compensation is comprised of a base salary and variable components in the form of an annual bonus opportunity and stock options. The annual bonus provides an opportunity for management and executive employees to earn an annual cash incentive based on the global financial results of the Corporation and the degree of achievement of objectives set by the Board of Directors, generally based on actual versus budgeted results. These performance goals will therefore take into account (1) the Corporation’s earnings, profit, adjusted EBITDA and their compliance with budgeted results, (2) the Corporation’s share performance during the last completed financial year, and (3) the business development and personal achievements fulfilled by each executive employee, as the case may be. Generally, new stock option grants do not take into account previous grants of options when considering new grants.

The members of senior management are eligible for specific performance compensation bonuses representing a variable percentage of the revenues generated in the six years following the execution of major agreements with strategic partners. The amount to be allocated is determined by the President and Chief Executive Officer, after consultation of the Board of Directors and Compensation Committee members, among the individuals having played a key role in the strategic alliance and/or major agreements.

A new compensation plan for some of the Named Executive Officers is being established by the Compensation Committee covering resignation, retirement or any other termination, as well as any change of control and/or change of responsibilities.

Qualitative factors beyond the quantitative financial metrics are also a key consideration in determination of individual executive compensation payments. How executives achieve their financial results and demonstrate leadership consistent with the Corporation’s values are key to individual compensation decisions.

The President and Chief Executive Officer’s salary is based on comparable market consideration and the Compensation Committee’s assessment of his performance, with regard to the Corporation’s financial performance and progress in achieving strategic performance.

The Corporation’s executive compensation program is intended to attract, motivate and retain high performing senior executives, encourage and reward superior performance and align the executives’ interests with those of the Corporation by providing a compensation which is competitive with the compensation received by executives employed by comparable companies. Ensuring that the achievement of annual objectives is rewarded through the payment of bonuses and providing executives with long-term incentive through the grant of stock options.

The Corporation retained in the past the services of AON Groupe Conseil to assist in determining the compensation of the Named Executive Officers of the Corporation. The mandate given to the consultant was to review and report to the Compensation Committee on the compensation of Named Executive Officers of companies comparable to the Corporation as well as the terms and conditions of such compensation, including incentive based compensation. The results from the firm were based on a specialized survey conducted among Canadian biotechnology companies, the firm’s general databases and the public information available on public companies. The firm did not reveal the name of any specific Corporation used nor the selection criteria retained in its report to the Corporation, which was not required at that time by the securities legislation.

Since 2006, the Corporation calls, from time to time, upon an expert who is a member of the Ordre des conseillers en ressources humaines agréés in order to evaluate and recommend to the Compensation Committee, the wage adjustments of the top-ranking executives of the Corporation.

The Corporation’s directors and executive officers are not permitted to purchase financial instruments, including for greater certainty, prepaid variable forward contracts, equity swaps, collars or units of exchange funds that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the director or officer.

 Compensation Elements

Compensation of Named Executive Officers is revised each year and has been structured to encourage and reward the executive officers on the bases of short-term and long-term corporate performance. In the context of the analysis of the compensation for the financial year ended February 28, 2013, the five following components were examined:

(i)	base salary;
(ii)	annual incentive plan, consisting of a cash bonus;
(iii)	grant of stock options of the Corporation;
(iv)	grants of call options and transfer of warrants of the subsidiaries, Acasti and NeuroBioPharm; and
(v)	other elements of compensation, consisting of benefits.

 Base Salary

The compensation of the Corporation’s executive officers is determined by the Board of Directors upon recommendations made by the Compensation Committee. Executive compensation is generally based on pay for performance and to be competitive with other firms of comparable size in similar fields.

 Annual Incentive Plan

The Corporation has a bonus plan for the executive officers, representing a percentage of their base annual salary. The grant of bonus performance is left at the discretion of the Board of Directors upon the recommendation of the Compensation Committee, based on the global financial results of the Corporation and the degree of achievement of objectives set by the Board of Directors, as more fully described above. Mr. Henri Harland, President and CEO of the Corporation is eligible for up to a 50% bonus of his annual base salary, Tina Sampalis, Chief Global Strategy Officer, is eligible for up to a 40% bonus of her base annual salary, Mr. André Godin, Vice President Administration and Finance is eligible for up to a 35% bonus of his base annual salary, and Mr. Michel Chartrand, former Chief Operating Officer was eligible for up to a 35% bonus of his annual salary.

Share Based Executive Compensation

The grant of stock options by the Corporation and/or the transfer of warrants and/or grant of call-options to Named Executive Officers aims to recognize and reward the impact of longer-term strategic actions undertaken by management, offering an added incentive for the retention of the Corporation’s executives as well as aligning the interests of the Corporation’s executives with that of its shareholders.

The Corporation’s Compensation Committee is responsible for overseeing and managing the Stock Option Plan. Grants of options and/or transfers of warrants and/or grant of call-options to Named Executive Officers are approved by the Corporation’s Board of Directors. The terms of the Stock Option plan are described below under the heading “Stock Option Plan” of this Circular.

In addition, the Compensation Committee has recommended that warrants of its subsidiaries Acasti and NeuroBioPharm held by the Corporation and/or call-options on shares of its subsidiaries Acasti and NeuroBioPharm own by the Corporation be awarded to the Named Executive Officers to compensate them for the additional responsibilities and workload resulting from their new duties in the subsidiaries and to align their interest with shareholders’ interest in order to stimulate value creation in the subsidiaries.

On January 30, 2013, the Equity Incentive Plan was adopted by the Board of Directors in order to provide the Corporation with a share-related mechanism to attract, retain and motivate qualified Directors, employees and consultants of the Corporation and its subsidiaries. The adoption of the Equity Incentive Plan remains subject to shareholders’ approval at the Meeting. The terms of the Equity Incentive plan are described above under the heading “Adoption of Equity Incentive Plan” of this Circular.

 Other Forms of Compensation

The Corporation’s executive employee benefit program includes life, medical, dental and disability insurance. These benefits and perquisites are designed to be competitive overall with equivalent positions in comparable organizations. The Corporation does not have any pension plan available for its executives or directors.

 Stock Option Plan

The Corporation’s Stock Option Plan was adopted on May 10, 2001 and was modified on October 1, 2002, August 28, 2003, June 14, 2005, April 20, 2006, April 29, 2009, May 6, 2010, March 21, 2011, May 25, 2011 and May 22, 2013.

The grant of options is part of the long-term incentive component of executive and director compensations and an essential part of compensation. The designated senior executives and directors may participate in the Stock Option Plan, which is designed to encourage optionnees to link their interests with those of shareholders, in order to promote an increase in shareholder value. Awards are made by the Board of Directors, after recommendation by the Compensation Committee. Awards are established, among other things, according to the role and responsibilities associated with the participant’s position and his or her influence over appreciation in shareholder value. Previous awards may sometimes be taken into account when new awards are considered.

On May 22, 2013, the Board of Directors approved an amendment to the Stock Option Plan pursuant to which the grant of NeuroBioPharm options under the NeuroBioPharm Stock Option Plan will no longer reduce the number of common shares reserved for issuance under the Corporation’s Stock Option Plan.

Options for common shares of the Corporation representing, from time to time, up to 15% of the outstanding issued common shares then outstanding may be granted by the Board of Directors under the Stock Option Plan. As of the date of this Circular, there are 9,016,460 Common Shares of the Corporation reserved for issuance under the Stock Option Plan. As of the date of this Circular, options for up to 8,543,918 Common Shares of the Corporation have been granted by the Board of Directors under the Stock Option Plan.

Not more than 5% of Common Shares issued by the Corporation pursuant to the Stock Option Plan may be granted to any single optionee during a12 month period (not more than 2% if such optionee is a consultant or an employee providing investor relations services). In addition, the Stock Option Plan, together with any other plan to be established or any options already granted, will not result in either (i) the number of Common Shares reserved for issuance in connection with options granted to insiders representing more than 10% of the number of Common Shares of the Corporation issued and outstanding, or (ii) the issuance to insiders, during a 12 month period, of a number of options representing more than 10% of the number of Common Shares of the Corporation issued and outstanding.

Options granted under the Stock Option Plan are non-transferable and are subject to a minimum vesting period of 18 months, with gradual and equal vesting on no less than a quarterly basis. They are exercisable, subject to vesting, at a price equal to the closing price of the Common Shares on the Toronto Stock Exchange on the day prior to the grant of such options, and expire after a period determined by the Board of Directors not exceeding five years from such grant. In addition, and unless otherwise provided for in the agreement between the Corporation and the holder, options will also lapse upon termination of employment or the end of the business relationship with the Corporation except that they may be exercised for 60 days after termination or the end of the business relationship (30 days for investor relations services employees), to the extent that they will have vested on such date of termination of employment.

Subject to the approval of the relevant authorities, including the Toronto Stock Exchange if applicable, and compliance with any conditions attached to such approval (including, in certain circumstances, approval by shareholders) if applicable, the Board of Directors has the right to amend or terminate the Stock Option Plan. However, unless option holders consent to the amendment or termination of the Stock Option Plan in writing, any such amendment or termination of the Stock Option Plan cannot affect the conditions of options that have already been granted and that have not been exercised under the Stock Option Plan.

 Equity Incentive Plan

On January 30, 2013, the Board of Directors adopted a resolution approving the Equity Incentive Plan in order to provide the Corporation with a share-related mechanism to attract, retain and motivate qualified Directors, employees and consultants of the Corporation and its subsidiaries. The adoption of the Equity Incentive Plan remains subject to shareholders’ approval at the Meeting.

The Equity Incentive Plan will be administered by the Board and the Board has sole and complete authority, in its discretion, to determine the type of Awards under the Equity Incentive Plan relating to the issuance of common shares (including any combination of Restricted Share Units, Performance Share Units, Deferred Share Units, Restricted Shares or Other Share-Based Awards) in such amounts, to such persons and under such terms and conditions as the Board may determine, in accordance with the provisions of the Equity Incentive Plan.

For a full description of the Equity Incentive Plan see “Particulars of Matters to be Acted Upon” under “Approval of Equity Incentive Plan” above.

Summary Compensation Table - Named Executive Officers

The following Summary Compensation Tables sets forth the compensation information for the Named Executive Officers for services rendered during the financial year ended February 28, 2013.

For compensation related to previous financial years, please refer to the Corporation’s Management Proxy Circular available at www.sedar.com.

Compensation paid by the Corporation to Named Executive Officers

Name and Position	Year ended Feb.28 / 29	Salary ($)			Option-based/ Warrant-based/ Call-Option-based awards(1)(2) ($)			Annual Incentive plans (3) ($)			All other compensation (4)(5) ($)			Total Compensation ($)
		NEPT	APO	NBP	NEPT(6)	APO(7)	NBP(8)	NEPT	APO	NBP	NEPT	APO	NBP	NEPT	APO	NBP
Henri Harland, CEO and President	2013	231,307	106,402	124,906	1,084,218	368,659	786	-	-	-	-	-	-	1,315,525	475,061	125,692
	2012	230,000	115,000	115,000	-	251,040	3,979	109,000	11,500	54,500	-	-	-	339,000	377,540	173,479
	2011	297,497	85,000	42,499	361,289	40,855	-	106,250	53,125	53,125	-	-	-	765,036	178,980	95,624
André Godin, Chief Financial Officer	2013	176,939	25,277	50,554	575,378	120,986	555	-	-	-	-	-	-	752,317	146,263	51,108
	2012	175,000	25,000	50,000	-	125,520	2,852	35,000	-	15,000	-	-	-	210,000	150,520	67,852
	2011	168,750	45,000	11,250	240,859	23,346	-	27,563	3,938	7,875	-	-	-	437,172	72,283	19,125
Tina Sampalis, Chief Global Strategic Officer	2013	112,654	194,205	26,987	383,542	167,956	555	-	-	-	-	-	-	496,106	362,161	27,542
	2012	70,000	205,625	74,375	-	182,558	1,964	11,000	28,000	11,000	-	-	-	81,000	416,183	87,339
	2011	97,500	162,500	65,000	158,305	35,155	-	16,250	32,500	16,250	-	-	-	272,055	230,155	81,250
Michel Chartrand, Chief Operating Officer(9)	2013	279,958	-	-	54,945	60,493	222	-	-	-	71,815(10)	-	-	406,718	60,493	222
	2012	131,538	-	-	257,699	178,152	3,151	-	-	-	43,000(11)	-	-	389,287	178,152	3,151
	2011	45,542	5,836	-	45,542	5,836	-							91,084	11,673	-
Xavier Harland, Chief Financial Officer of Acasti	2013	23,608	118,038	15,738	469,524	191,073	444	-	-	-	-	-	-	493,131	309,111	16,182
	2012	22,500	112,500	15,000	-	146,046	866	3,225	39,375	7,400	-	-	-	25,725	297,921	23,266
	2011	92,942	24,785	6,196	67,056	5,627	-	2,491	12,455	1,661	-	-	-	162,490	42,867	7,857
(1)	None of the awards granted by the Corporation for the year 2013 are currently in-the-money. See “Outstanding Share Based Awards for Name Executive Officers” below.
(2)
The Corporation has adopted the IFRS 2 Shared-based payment to account for the issuance of stock options to employees and non-employees. The fair value of stock options is estimated at the grant date using the Black-Scholes Option Pricing Model. This model requires the input of a number of parameters, including stock price, stock exercise price, expected stock price volatility, expected time until exercise and risk-free interest rates. Although the assumptions used reflect management’s best estimates, they involve inherent uncertainties based on market conditions generally outside of the Corporation’s control.

(3)	For the period ended on February 28, 2011 and February 29, 2012, the bonuses presented are calculated on the basis on what was payable as of their respective year end.
(4)	The directors do not receive pension benefits, perquisites or other annual compensation.
(5)
The value of perquisites and other personal benefits received by these executives did not total an aggregate value of $50,000 or more, and does not represent 10% or more of their total salary, for 2013, 2012 or 2011.

(6)
For the period ended on February 28, 2013, (i) the fair market value of the April 11, 2012 option-based awards of the Corporation is based on a fair value of  $1.10 per option granted to Mrs.Tina Sampalis, $1.65 per option granted to Mr. Xavier Harland and $1.23 per option granted to the other NEOs; (ii) the fair market value of the December 3, 2012 option-based awards of the Corporation is based on a fair value of $1.17 per option granted to Mrs. Tina Sampalis, $1.76 per option granted to Mr. Xavier Harland and $1.20 per option granted to the other NEOs.

For the period ended on February 28, 2013, the fair market value of the December 3, 2012 call-option based awards of the Corporation is based on a fair value of (i) $1.40 per Acasti call-option granted to every NEO, and (ii) $0.0036 per NeuroBioPharm call-option granted to Mrs. Tina Sampalis and Mr. Xavier Harland, and $0.0042 per NeuroBioPharm call-option granted to Mr. André Godin, Mr. Michel Chartrand and Mr. Henri Harland.

For the period ended on February 29, 2012, the fair market value of the September 16, 2011 option-based awards of the Corporation is based on a fair value of $1.72 per option granted to Mr. Michel Chartrand.

For the period ended on February 28, 2011, (i) the fair market value of the July 13, 2010 option-based awards of the Corporation is based on a fair value of $0.65 per option granted to Mr. André Godin, Mr. Michel Chartrand and Mr. Henri Harland and $0.60 per option granted to Mrs. Tina Sampalis and Mr. Xavier Harland; (ii) the fair market value of the February 28, 2011 option-based awards of the Corporation is based on a fair value of $1.17 per option granted to Mr. André Godin, Mr. Michel Chartrand and Mr. Henri Harland and $0.98 per option granted to Mrs. Tina Sampalis and Mr. Xavier Harland.

(7)
For the period ended on February 28, 2013, the fair market value of the April 11, 2012 Acasti option-based awards is based on a fair value of $1.12 per option granted to Mrs. Tina Sampalis, $0.96 per option granted to Mr. Xavier Harland, $1.21 per option granted to Mr. André Godin and Mr. Michel Chartrand and $1.23 per option granted to Mr. Henri Harland.

For the period ended on February 29, 2012, (i) the fair market value of the June 16, 2011 Acasti option-based awards is based on a fair value of $0.73 per option granted to Mrs. Tina Sampalis and Mr. Xavier Harland, $0.84 per option granted to Mr. Henri Harland, Mr. André Godin and Mr. Michel Chartrand; (ii) the fair market value of the September 16, 2011 Acasti option-based award is based on a fair value of $0.91 per option granted to Mr. Michel Chartrand.

(8)
For the period ended on February 28, 2011, the fair market value of the July 13, 2010 Acasti warrant-based awards is based on a fair value of $0.20 per warrant transferred to Mrs. Tina Sampalis and $0.23 per warrant transferred to the other NEOs.

For the period ended on February 28, 2013,  the fair market value of the April 11, 2012 NeuroBioPharm warrant-based awards of the Corporation is based on a fair value of $0.0045 per NeuroBioPharm warrant transferred to Messrs. Ronald Denis, Jean-Claude Debard and Daniel Perry and $0.0111 per NeuroBioPharm warrant transferred to Mr. Harlan Waksal.

For the period ended February 29, 2012, (i) the fair market value of the April 12, 2011 NeuroBioPharm warrant-based awards of the Corporation is based on a fair value of $0.0075 per NeuroBioPharm warrant transferred to Messrs. Ronald Denis, Jean-Claude Debard and Daniel Perry; (ii) the fair market value of the May 25, 2011 NeuroBioPharm option-based awards of the Corporation is based on a fair value of $0.0265 per NeuroBioPharm option granted to Messrs. Ronald Denis, Jean-Claude Debard and Daniel Perry; (iii) the fair market value of the May 25, 2011 NeuroBioPharm warrant-based awards of the Corporation is based on a fair value of $0.0277 per NeuroBioPharm warrant transferred to Mr. Harlan Waksal; and (iv) the fair market value of the December 1, 2011 NeuroBioPharm warrant-based awards of the Corporation is based on a fair value of $0.0165 per NeuroBioPharm warrant transferred to Mr. Harlan Waksal.

For the period ended February 28, 2011, the fair market value of the July 13, 2010 NeuroBioPharm warrant-based awards of the Corporation is based on a negligible ($0.0) fair value for NeuroBioPharm warrant transferred to Messrs. Ronald Denis, Jean-Claude Debard and Daniel Perry.

(9)	Mr. Chartrand was Chief Operating Officer of the Corporation from September 12, 2011 until January 28, 2013.
(10)	This amount represents the amount paid to Mr Chartrand as indemnity in lieu of notice and upon termination of a contract of employment.
(11)	This amount represents the paid vacations to Mr. Chartrand for the relevant period.

Outstanding Share Based Warrant Awards for Named Executive Officers

The following table sets out all awards of stock options and call-options to each Named Executive Officer outstanding at the end of the most recently completed financial year. This includes awards granted before the beginning of the financial year ended on February 28, 2013. As of February 28, 2013, there were no share-based awards granted to NEOs under the Corporation’s proposed Equity Incentive Plan (see “Particulars of Matters to be Acted Upon” under “Approval of Equity Incentive Plan”).

Call-options on Class A subordinate shares of NeuroBioPharm held by the Corporation were awarded to each NEO to compensate, in part, for the reduction of their compensation during the last quarter of FY2013.

 Option-Based Awards

Name / Grant Date	Number of common shares underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised in- the-money options(*) ($)
Henri Harland
December 3, 2012	270,000	2.90	December 3, 2015	-
April 11, 2012	275 000	3.15	April 11, 2015	-
February 28, 2011	225,000	2.50	February 28, 2014	47,250
July 13, 2010	150,000	1.50	July 13, 2013	181,500
André Godin
December 3, 2012	150,000	2.90	December 3, 2015	-
April 11, 2012	150 000	3.15	April 11, 2015	-
February 28, 2011	150,000	2.50	February 28, 2014	31,500
July 13, 2010	100,000	1.50	July 13, 2013	121,000
Tina Sampalis
December 3, 2012	100,000	2.90	December 3, 2015	-

Name / Grant Date	Number of common shares underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised in- the-money options(*) ($)
April 11, 2012	50 000	3.15	April 11, 2015	-
February 28, 2011	100,000	2.50	February 28, 2014	21,000
July 13, 2010	100,000	1.50	July 13, 2013	121,000
Michel Chartrand
December 3, 2012	20,000	2.90	December 3, 2015	-
April 11, 2012	25 000	3.15	April 11, 2015	-
September 16, 2011	75,000	3.50	September 16, 2014	-
February 28, 2011	25,000	2.50	February 28, 2014	5,250
Xavier Harland
December 3. 2012	100,000	2.90	December 3, 2015	-
April, 11, 2012	50 000	3.15	April 11, 2015	-
February 28, 2011	50,000	2.50	February 28, 2014	10,500
July 13, 2010	30,000	1.50	July 13, 2013	36,300
(*)	Calculation is based on the trading price, at closing, of the Corporation’s shares on the TSX of $2.71 on February 28, 2013.

 Call-Option Based Awards

Name / Grant Date	Number type of securities underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised in- the-money options(*) ($)
Henri Harland
December 3, 2012	300,000 Common Shares of Acasti	2.75	December 3, 2015	-
December 3, 2012	550,000 Class A Subordinate-Voting Shares of NeuroBioPharm	0.75	December 3, 2015	-
André Godin
December 3, 2012	150,000 Common Shares of Acasti	2.75	December 3, 2015	-
December 3, 2012	250,000 Class A Subordinate-Voting Shares of NeuroBioPharm	0.75	December 3, 2015	-
Tina Sampalis
December 3, 2012	150,000 Common Shares of Acasti	2.75	December 3, 2015	-
December 3, 2012	175,000 Class A Subordinate-Voting Shares of NeuroBioPharm	0.75	December 3, 2015	-
Michel Chartrand
December 3, 2012	50,000 Class A Subordinate-Voting Shares of NeuroBioPharm	0.75	December 3, 2015	-
Xavier Harland
December 3, 2012	150,000 Common Shares of Acasti	2.75	December 3, 2015	-
December 3, 2012	125,000 Common Shares of Acasti	2.75	December 3, 2015	-
(*)	Calculation is based on the trading price, at closing, of Acasti’s shares on the TSX-V of $2.35 on February 28, 2013.
(*)	Calculation is based on the estimated price of NeuroBioPharm’s shares of $0.10 on February 28, 2013 given the absence of a reference for a market value for NeuroBioPharm’s shares.

Acasti

The following tables provide information on the number and value of each Named Executive Officers’ outstanding Acasti options and warrants at the end of the financial year ended February 28, 2013. Acasti’s options and warrants were awarded and transferred to such Named Executive Officers of the Corporation as compensation for additional responsibilities and workload attributable to Acasti.

 Option-Based Awards

Name / Grant Date	Number of common shares underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options(*) ($)
Henri Harland
April, 11, 2012	300,000	2.10	April, 11, 2017	75,000
June 16, 2011	300,000	1.40	June 16, 2016	285,000
October 8, 2008	200,000	0.25	October 8, 2018	420,000
André Godin
April, 11, 2012	100,000	2.10	April, 11, 2017	25,000
June 16, 2011	150,000	1.40	June 16, 2016	142,500
October 8, 2008	100,000	0.25	October 8, 2018	210,000
Tina Sampalis
April, 11, 2012	150,000	2.10	April, 11, 2017	37,500
June 16, 2011	250,000	1.40	June 16, 2016	237,500
October 8, 2008	200,000	0.25	October 8, 2018	420,000
Michel Chartrand
April, 11, 2012	50,000	2.10	April, 11, 2017	12,500
June 16, 2011	12,500	1.40	June 16, 2016	11,875
October 8, 2008	17,500	0.25	October 8, 2018	36,750
Xavier Harland
(*)	Calculation is based on the trading price, at closing, of Acasti’s shares on the TSX Venture Exchange of $2.35 on February 28, 2013.

 Warrant-Based Awards

Name / Grant Date	Number of class A subordinate-voting shares underlying unexercised warrants	Warrants exercise price ($)	Warrants expiration date	Value of unexercised in-the- money warrants(1) ($)
Henri Harland
July 13, 2010	175,000	0.50(2)	October 8, 2013	323,750
October 8, 2008	1,250,000	0.25	October 8, 2013	2,625,000
André Godin
July 13, 2010	100,000	0.50(2)	October 8, 2013	185,000
October 8, 2008	700,000	0.25	October 8, 2013	1,470,000
Tina Sampalis
July 13, 2010	175,000	0.50(2)	October 8, 2013	323,750
October 8, 2008	1,250,000	0.25	October 8, 2013	2,625,000
Michel Chartrand
July 13, 2010	11,250	0.50(2)	October 8, 2013	20,813
October 8, 2008	56,250	0.25	October 8, 2013	118,125
Xavier Harland
July 13, 2010	25,000	0.50(2)	October 8, 2013	46,250
October 8, 2008	150,000	0.25	October 8, 2013	315,000
(1)	Calculation is based on the trading price, at closing, of Acasti’s shares on the TSX Venture Exchange of $2.35 on February 28, 2013.
(2)
The transfer of warrants of Acasti was performed by the Corporation in consideration of a transfer premium of $0.25 included in the warrant exercise price, payable to the Corporation upon exercise of the warrants.

NeuroBioPharm

The following tables provide information on the number and value of each Named Executive Officers’ outstanding NeuroBioPharm options and warrants at the end of the financial year ended February 28, 2013. NeuroBioPharm’s options and warrants were awarded and transferred to such Named Executive Officers of the Corporation as compensation for additional responsibilities and workload attributable to NeuroBioPharm.

 Option-Based Awards

Name / Grant Date	Number of class A subordinate-voting shares underlying unexercised options	Options exercise price ($)	Options expiration date	Value of unexercised in-the-money options(*) ($)
Henri Harland
May 25, 2011	101,250	0.50	May 25, 2016	-
André Godin
May 25, 2011	75,000	0.50	May 25, 2016	-
Tina Sampalis
May 25, 2011	75,000	0.50	May 25, 2016	-
Michel Chartrand
May 25, 2011	11,250	0.50	May 25, 2016	-
Xavier Harland
May 25, 2011	30,000	0.50	May 25, 2016	-
(*)	Calculation is based on the estimated price of NeuroBioPharm’s shares of $0.10 on February 28, 2013 given the absence of a reference for a market value for NeuroBioPharm’s shares.

 Warrant-Based Awards

Name / Grant Date(2)	Number of class A subordinate-voting shares underlying unexercised warrants(2)	Warrants exercise price(2) ($)	Warrants expiration date(2)	Value of unexercised in-the-money warrants(1) ($)
Henri Harland
April 11, 2012(5)	175,000	0.75	April 12, 2016	-
April 12, 2011	287,531	0.40	April 12, 2016	-
April 12, 2011(3)	201,254	0.53	April 12, 2016	-
April 12, 2011(4)	172,504	0.66	April 12, 2016	-
André Godin
April 11, 2012(5)	50,000	0.75	April 12, 2016	-
April 12, 2011	283,768	0.40	April 12, 2016	-
April 12, 2011(3)	115,003	0.53	April 12, 2016	-
April 12, 2011(4)	115,003	0.66	April 12, 2016	-
Tina Sampalis
April 11, 2012(5)	50,000	0.75	April 12, 2016	-
April 12, 2011	1,437,531	0.40	April 12, 2016	-
April 12, 2011(3)	201,254	0.53	April 12, 2016	-
April 12, 2011(4)	172,504	0.66	April 12, 2016	-
Michel Chartrand
April 11, 2012(5)	25,000	0.75	April 12, 2016	-
September 16, 2011(5)	75,000	0.75	April 12, 2016	-
April 12, 2011	115,003	0.40	April 12, 2016	-
April 12, 2011(3)	28,751	0.53	April 12, 2016	-
April 12, 2011(4)	28,751	0.66	April 12, 2016	-
Xavier Harland
April 11, 2012(5)	40,000	0.75	April 12, 2016	-
April 12, 2011	172,504	0.40	April 12, 2016	-
April 12, 2011(3)	34,501	0.53	April 12, 2016	-
April 12, 2011(4)	86,252	0.66	April 12, 2016	-
(1)	Calculation is based on the estimated price of NeuroBioPharm’s shares of $0.10 on February 28, 2013 given the absence of a reference for a market value for NeuroBioPharm’s shares.
(2)
On April 12, 2011, pursuant to the Reverse-Split and the reorganization of the Corporation’s capital stock, the Corporation exchanged, by mutual agreement with the holders, the Series 4 Warrants and Series 5 Warrants, based on their estimated fair market value, diluted participation and cash contribution, each prior to the rollover, for, respectively, the Series 2011-3 and the Series 2011-2 warrants. Those warrants were issued on April 12, 2011 at their estimated fair market value post rollover, calculated in accordance with the Black & Scholes Model, and having an exercise price of respectively $0.40 and $0.47, each warrant expiring on April 12, 2016, as further described in item 2 of this Circular in the section Particulars of Matters to be Acted Upon.

(3)
The transfer of warrants of NeuroBioPharm was performed by the Corporation in consideration of a transfer premium of $0.13 included in the warrant exercised price, payable to Corporation upon exercise of the warrants.

(4)
The transfer of warrants of NeuroBioPharm was performed by the Corporation in consideration of a transfer premium of $0.26 included in the warrant exercised price, payable to Corporation upon exercise of the warrants.

(5)
The transfer of warrants of NeuroBioPharm was performed by the Corporation in consideration of a transfer premium of $0.28 included in the warrant exercised price, payable to Corporation upon exercise of the warrants.

 Option-based, Call-Option-based and Warrant-based Awards of the Corporation, Acasti and NeuroBioPharm to the Named Executive Officers – value vested during the financial year ended on February 28, 2013

The following table sets out the value of stock options, call-options and warrants of the Corporation, Acasti and NeuroBioPharm, and held by the by the non-executive directors of the Corporation that vested during the financial year ended on February 28, 2013:

Name	Option-based and Warrant-based Awards of the Corporation – value vested during the financial year ended on February 28, 2013 ($)
	Neptune	Acasti	NeuroBioPharm
Henri Harland	353,788	210,000	-
André Godin	226,275	111,250	-
Tina Sampalis	148,100	186,878	-
Michel Chartrand	118,838	56,375	-
Xavier Harland	72,825	113,750	-

Acasti Stock Option Plan

Acasti’s stock option plan (the “Acasti Stock Option Plan”) was approved by the board of directors of Acasti on October 8, 2008 and amended and restated as of April 29, 2009, March 21, 2011 and May 22, 2013.

The Acasti Stock Option Plan was adopted to ensure that Acasti and its shareholders benefit from incentive participation through the holding of shares of Acasti by directors, officers, employees and consultants of Acasti, as designated by the board of directors of Acasti.

On May 22, 2013, the board of directors of Acasti approved an amendment to the Acasti Stock Option Plan in order to comply with the revised regulations of the TSX Venture Exchange governing stock option plans. The amendments to the Acasti Stock Option Plan remain subject to shareholders’ approval at their annual meeting.

The Acasti Stock Option Plan is administered by the board of directors of Acasti, which will determine, inter alia, the number of common shares of Acasti covered by any stock option and the exercise price, expiry date and vesting period of each stock option in accordance with the terms of the Acasti Stock Option Plan. The compensation committee of Acasti is responsible for overseeing and managing the Acasti Stock Option Plan. All grants of options to executives are approved by the board of directors of Acasti.

Options for common shares of Acasti representing, from time to time, up to 10% of the outstanding issued common shares of Acasti then outstanding may be granted by the board of directors of Acasti pursuant to the Acasti Stock Option Plan. As at the date hereof, there are 7,310,129 common shares reserved for issuance pursuant to the Acasti Stock Options Plan, representing 10% of the common shares of Acasti issued and outstanding as of the date hereof. As of the date of this Circular, options for up to 5,292,500 common shares of Acasti have been granted by the Acasti’s board of directors under the Acasti Stock Option Plan.

Pursuant to the Acasti Stock Option Plan, the number of options granted to a consultant or to a person the services of whom are retained in investor relations shall not exceed, for any 12 month period, more than 2% of the issued and outstanding common shares of Acasti. In addition, the Acasti Stock Option Plan, together with any other share-based compensation plan that may be established by Acasti or any options already granted by Acasti will not (unless the requisite shareholder approval is obtained under applicable securities legislation) result in either (i) the number of common shares (calculated on a fully diluted basis) reserved for issuance under options being granted to (A) related persons, in excess of 10% of the outstanding common shares of Acasti; or (B) a related person and the associates of such related person, in excess of 5% of the outstanding common shares of Acasti, or (ii) the number of securities, calculated on a fully diluted basis, issued within a period of 12 months to (A) related persons, in excess of 10% of the outstanding common shares of Acasti, or (B) an insider, in excess of 5% of the outstanding common shares of Acasti.

The options are non-transferable and may be exercised during the period determined by the board of directors of Acasti, such period will begin at the earliest on the date of the grant of such options and will end at the latest ten years after such grant. The options will lapse upon termination of employment or the end of the business relationship with Acasti or death of the holder, except that the options may be exercised for 60 days following either termination of employment or the end of the business relationship or the end of a director’s term (30 days for an employee who works in investor relations). In the case of the death of a holder, their options may be exercised within one year of their death. Any option granted to a holder who becomes bankrupt shall be presumed to have expired prior to the date that the holder is declared bankrupt.

Subject to the approval of the relevant authorities, including the TSX Venture Exchange if applicable, and compliance with any conditions attached to such approval (including, in certain circumstances, approval by disinterested shareholders) if applicable, the board of directors of Acasti has the right to amend or terminate the Acasti Stock Option Plan. However, unless option holders consent to the amendment or termination of the Acasti Stock Option Plan in writing, any such amendment or termination of the Acasti Stock Option Plan cannot affect the conditions of options that have already been granted and that have not been exercised under the Acasti Stock Option Plan.

The Acasti Stock Option Plan must be approved each year by the shareholders of Acasti at its annual meeting.

Acasti Equity Incentive Plan

On May 22, 2013, an equity incentive plan (the “Acasti Equity Incentive Plan”) was adopted by the board of directors of Acasti in order to, amongst other things, provide Acasti with a share-related mechanism to attract, retain and motivate qualified directors, employees and consultants of Acasti. The adoption of the Acasti Equity Incentive Plan remains subject to Acasti’s disinterested shareholders’ approval, at their next annual and special meeting scheduled for June 27, 2013.

The Acasti Equity Incentive Plan will be administered by the board Acasti and the board has sole and complete authority, in its discretion, to determine the type of awards under the Acasti Equity Incentive Plan relating to the issuance of common shares (including any combination of Bonus Shares, Restricted Share Units, Performance Share Units, Deferred Share Units, Restricted Shares or Other Share-Based Awards) in such amounts, to such persons and under such terms and conditions as the board may determine, in accordance with the provisions of the Acasti Equity Incentive Plan.

If approved by disinterested shareholders, the total number of common shares of Acasti that will be available for issuance under the Acasti Equity Incentive Plan will be equal to a number that (A) if, and for so long as the common Shares are listed on the TSX Venture Exchange, shall not exceed either (i) 1,829,282 common shares representing 2.5% of the issued and outstanding common shares of Acasti as at May 22, 2013, and (ii) 10% of the issued and outstanding common shares, which number shall include common shares issuable pursuant to the Acasti Stock Option Plan, or (B) if, and for so long as the common shares are listed on the Toronto Stock Exchange, shall not exceed 2.5% of the issued and outstanding common shares of Acasti from time to time.

If, and for so long as the common shares of Acasti are listed on the TSX Venture Exchange, no more than 5% of the issued and outstanding common shares may be granted to any one individual participant in any 12 month period (unless Acasti has obtained disinterested approval for such grant). If, and for so long as the common shares are listed on the Toronto Stock Exchange, the number of common shares reserved for issuance to any one participant pursuant to the Acasti Equity Incentive Plan may not, in aggregate, exceed 5% of the total number of issued and outstanding common shares of Acasti.

If, and for so long as the common shares of Acasti are listed on the Toronto Stock Exchange, the number of common shares (A) issuable, at any time, to participants that are insiders, and (B) issued to participants that are insiders within any 12 month period, pursuant to the Acasti Equity Incentive Plan, or when combined with all of Acasti’s other security based share compensation arrangements shall not, in aggregate, exceed 10% of the total number of outstanding common shares of Acasti on a non-diluted basis.

If, and for so long as the common shares of Acasti are listed on the TSX Venture Exchange, no more than 2% of the issued and outstanding common shares may be granted to any one consultant in any 12 month period. If, and for so long as the common shares are listed on the TSX Venture Exchange, no more than an aggregate of 2% of the issued and outstanding common shares may be granted to an employee conducting investor relations activities in any 12 month period.

As of the date hereof, no award has been granted by the Acasti’s board of directors under the Acasti Equity Incentive Plan.

NeuroBioPharm Stock Option Plan

On May 25, 2011, the board of directors of NeuroBioPharm approved the stock option plan for members of the board of directors, the executive officers, the employees and the consultants of NeuroBioPharm (the “NeuroBioPharm Stock Option Plan”). The NeuroBioPharm Stock Option Plan was adopted to ensure that NeuroBioPharm and its shareholders benefit from incentive participation through the holding of shares of NeuroBioPharm by directors, officers, employees and consultants of NeuroBioPharm, as designated by the board of directors of NeuroBioPharm.

On May 22, 2013, the board of directors of NeuroBioPharm approved an amendment to the NeuroBioPharm Stock Option Plan pursuant to which, amongst other things, the NeuroBioPharm Stock Option Plan and the grant of any NeuroBioPharm options under the NeuroBioPharm Stock Option Plan will no longer be subject to the annual approval of the Corporation’s disinterested Shareholders at its annual and special meeting of the Shareholders. In addition, the amendments to the NeuroBioPharm Stock Option Plan have provided for an increase in the aggregate number of Class A subordinate voting shares reserved for issuance pursuant to options. The current NeuroBioPharm Stock Option Plan the aggregate maximum amount of Class A subordinate voting shares reserved for issuance pursuant to option is fixed at 600,000. Under the amended NeuroBioPharm Stock Option Plan, the aggregate number of Class A subordinate voting shares reserved for issuance pursuant to options is now set at a maximum of 10 % of the issued and outstanding voting shares of NeuroBioPharm, from time to time. The amendments to the NeuroBioPharm Stock Option Plan remain subject to shareholders’ approval at their next annual and special meeting schedules for June 27, 2013.

The NeuroBioPharm Stock Option Plan is administered by the board of directors of NeuroBioPharm, which will determine, inter alia, the number of Class A subordinate voting shares of NeuroBioPharm covered by any stock option and the exercise price, expiry date and vesting period of each stock option in accordance with the terms of the NeuroBioPharm Stock Option Plan. The compensation committee of NeuroBioPharm is responsible for overseeing and managing the NeuroBioPharm Stock Option Plan. All grants of options to executives are approved by the board of directors of NeuroBioPharm.

As at the date hereof, there are 600,000 Class A subordinate voting shares reserved for issuance pursuant to the NeuroBioPharm Stock Option Plan, representing 7.1% of the Class A subordinate voting shares of NeuroBioPharm issued and outstanding as of the date of this Circular. As of the date of this Circular, options for up to 461,250 Class A subordinate voting shares of NeuroBioPharm have been granted by the board of directors under the NeuroBioPharm Stock Option Plan, representing 5.4% of the Class A subordinate voting shares of NeuroBioPharm issued and outstanding as of the date of this Circular.

The number of options granted to a consultant or to a person the services of whom are retained for investor relations purposes shall not exceed, for any 12 month period, more than 2% of the outstanding and issued voting shares of NeuroBioPharm. In addition, the NeuroBioPharm Stock Option Plan, together with any other share-based compensation plan that may be established by NeuroBioPharm or any options already granted by NeuroBioPharm will not (unless the requisite shareholder approval is obtained under applicable securities legislation) result in either (i) the number of securities (calculated on a fully diluted basis) reserved for issuance under options being granted to (A) related persons, in excess of 10% of the outstanding voting shares of NeuroBioPharm; or (B) a related person and the associates of the related person, in excess of 5% of the outstanding voting shares of NeuroBioPharm, or (ii) the number of Class A subordinate voting shares, calculated on a fully diluted basis, issued within a period of 12 months to (A) related persons, in excess of 10% of the outstanding voting shares of NeuroBioPharm, or (B) an insider, in excess of 5% of the outstanding voting shares of NeuroBioPharm.

The options are non-transferable and may be exercised during the period determined by the board of directors of NeuroBioPharm, such period will begin at the earliest on the date of the grant of such options and will end at the latest ten years after such grant. The options will lapse upon termination of employment or the end of the business relationship with NeuroBioPharm or death of the holder, except that the options may be exercised for 60 days following either termination of employment or the end of the business relationship or the end of a director’s term (30 days for an employee who works in investor relations). In the case of the death of a holder, their options may be exercised within one year of their death. Any option granted to a holder who becomes bankrupt shall be presumed to have expired prior to the date that the holder is declared bankrupt.

Subject to the approval of the relevant authorities, including the TSX Venture Exchange if applicable, and compliance with any conditions attached to such approval (including, in certain circumstances, approval by disinterested shareholders) if applicable, the board of directors of NeuroBioPharm has the right to amend or terminate the NeuroBioPharm Stock Option Plan. However, unless option holders consent to the amendment or termination of the NeuroBioPharm Stock Option Plan in writing, any such amendment or termination of the NeuroBioPharm Stock Option Plan cannot affect the conditions of options that have already been granted and that have not been exercised under the NeuroBioPharm Stock Option Plan.

NeuroBioPharm Share Bonus Plan

On May 22, 2013, a share bonus plan (the “NeuroBioPharm Share Bonus Plan”) was adopted by the board of directors of NeuroBioPharm in order to, amongst other things, provide NeuroBioPharm with a share-related mechanism to attract, retain and motivate qualified directors, employees and consultants of NeuroBioPharm. The adoption of the NeuroBioPharm Share Bonus Plan remains subject to NeuroBioPharm’s disinterested shareholders’ approval, at their next annual and special meeting scheduled for June 27, 2013.

The NeuroBioPharm Share Bonus Plan will be administered by the board of NeuroBioPharm and the board has sole and complete authority, in its discretion, to grant bonus shares under the NeuroBioPharm Share Bonus Plan relating to the issuance of Class A subordinate voting shares in such amounts, to such persons and under such terms and conditions as the board may determine, in accordance with the provisions of the NeuroBioPharm Share Bonus Plan.

If approved by disinterested shareholders, the total number of Class A subordinate voting shares of NeuroBioPharm that will be available for issuance under the NeuroBioPharm Share Bonus Plan will be equal to 925,025 Class A subordinate voting shares representing 2.5% of the issued and outstanding voting shares of NeuroBioPharm as at May 17, 2013.

Performance Graph

On February 28, 2013, the closing price of the common shares of the Corporation on the TSX was $2.71 per share. The following graph shows the cumulative return in dollars of a $100 investment in common shares of the Corporation, made on February 28, 2008 on the Exchange, compared with the total return of the S&P and TSX Composite Index for the period shown on this graph.

Note: Transition from TSX Venture Exchange to TSX Exchange on November 30, 2011

Following the positive financial performance of the Corporation during the last year, an increase in salary was granted as well as the granting of premiums and stock options to buy Common Shares during the financial year ending on February 28, 2013.

The Compensation Committee in charge of compensation considers a number of factors and performance elements when determining compensation for the Directors and the NEOs. Although total cumulative shareholder return is one performance measure that is reviewed, it is not the only consideration in executive compensation deliberations. As a result, a direct correlation between total cumulative shareholder return over a given period and executive compensation levels is not anticipated.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out, as at February 28, 2013 the share-based compensation plans of the Corporation pursuant to which shares can be issued from treasury. The number of shares which appears at in the line “Share-based compensation plan” refers to the Corporation’s Stock Option Plan.

Corporation

Plan category	(A) Number of shares to be issued following the exercise of outstanding stock options (common shares)	(B) Weighted average strike price of outstanding stock options ($)	(C) Numbers of shares available for further issuance under the stock based compensation plans (excluding shares from (A)) (common shares)
Share-based compensation plan approved by the shareholders	8,115,418(1)	2.95	896,541 (1)(2)(3)
Share-based compensation plan unapproved by the shareholders	-	N/A	1,501,993
(1)	This number includes the 461,250 shares to be issued following the exercise of the outstanding options from the NeuroBioPharm Stock Option Plan, which are imputed to the Stock Option Plan.
(2)	Of this number, a maximum of 138,750 shares are available for the further issuance under the NeuroBioPharm Stock Option Plan.
(3)
On May 22, 2013, the Board of Directors approved an amendment to the Stock Option Plan pursuant to which, amongst other things, the grant of NeuroBioPharm options under the NeuroBioPharm Stock Option Plan will no longer reduce the number of common shares reserved for issuance under the Stock Option Plan.

Acasti

Plan category	(A) Number of shares to be issued following the exercise of outstanding stock options (common shares)	(B) Weighted average strike price of outstanding stock options ($)	(C) Numbers of shares available for further issuance under the stock based compensation plans (excluding shares from (A)) (common shares)
Share-based compensation plan approved by the Shareholders	5,216,250	1.55	2,094,503
Share-based compensation plan unapproved by the Shareholders	-	N/A	N/A(1)(2)
(1)
On May 22, 2013, the Acasti Equity Incentive Plan was adopted by the board of directors in order to, amongst other things, provide Acasti with a share-related mechanism to attract, retain and motivate qualified directors, employees and consultants of Acasti. The adoption of the Acasti Equity Incentive Plan remains subject to the approval of Acasti’s disinterested shareholders at their next annual and special meeting scheduled for June 27, 2013;

(2)
The number of shares reserved for issuance and which will be available for issuance pursuant to awards granted under the Acasti Equity Incentive Plan will be equal to a number that, (A) if, and for so long as the Shares are listed on the TSX Venture Exchange, shall not exceed either (i) 1,829,282 common shares representing 2.5% of the issued and outstanding Shares of the Corporation as at May 17, 2013, and (ii) 10% of the issued and outstanding common shares, which number shall include common shares issuable pursuant to the Acasti Stock Option Plan, or (B) if, and for so long as the Common Shares are listed on the Toronto Stock Exchange, shall not exceed 2.5% of the issued and outstanding Common Shares of the Corporation from time to time.

The stock option plan of Acasti is a rolling stock option plan within the meaning of the Policy 4.4 of the TSX Venture Exchange Corporate Finance Manual which allows the issuance of up to 10% of the issued and outstanding common shares of Acasti from time to time.

NeuroBioPharm

Plan category	(A) Number of shares to be issued following the exercise of outstanding stock options (common shares)	(B) Weighted average strike price of outstanding stock options ($)	(C) Numbers of shares available for further issuance under the stock based compensation plans (excluding shares from (A)) (common shares)
Share-based compensation plan approved by the Shareholders	461,250	0.50	138,750(1)(2)
Share-based compensation plan unapproved by the Shareholders	-	N/A	N/A(3)
(1)	Currently, any grant of the options under the NeuroBioPharm Stock Option Plan will reduce the number of common shares reserved for issuance under the Stock Option Plan.
(2)
On May 22, 2013, the board of directors of NeuroBioPharm approved an amendment to the NeuroBioPharm Stock Option Plan pursuant to which, amongst other things, the NeuroBioPharm Stock Option Plan and the grant of any NeuroBioPharm options under the NeuroBioPharm Stock Option Plan will no longer be subject to the annual approval of the Corporation’s disinterested Shareholders at its annual and special meeting of the Shareholders. In addition, the amendments to the NeuroBioPharm Stock Option Plan have provided for an increase in the number the aggregate number of Class A subordinate voting shares reserved for issuance pursuant to options. The amendments to the NeuroBioPharm Stock Option Plan remain subject to shareholders’ approval at their next annual and special meeting schedules for June 27, 2013.

(3)
On May 22, 2013, the NeuroBioPharm Share Bonus Plan was adopted by the board of directors of NeuroBioPharm in order to, amongst other things, provide NeuroBioPharm with a share-related mechanism to attract, retain and motivate qualified directors, employees and consultants of NeuroBioPharm. The adoption of the NeuroBioPharm Share Bonus Plan remains subject to the approval of NeuroBioPharm’s disinterested shareholders at their next annual and special meeting scheduled for June 27, 2013;

PENSION PLAN

The Corporation does not have a pension plan.

TERMINATION AND CHANGE OF CONTROL BENEFITS

On March 1, 2013, Neptune and Mr. Henri Harland entered into a three (3) year executive employment agreement (the “Employment Agreement”), subject to automatic renewal, providing that Mr. Harland shall perform the functions of President and Chief Executive Officer of each of Neptune, Acasti and NeuroBioPharm. The agreement provides termination and change of control provisions which are summarized as follows.

The Employment Agreement provides that it can be terminated: (i) automatically upon death of the employee, in which case Neptune will award, to the estate of the deceased, compensation equal to half of the highest annual employment income (as defined in the Employment Agreement) (“Annual Income”) earned in the previous three years; (ii) by written consent of the parties, in which case Neptune shall pay the employee, in one lump sum payment, a minimum amount equal to the highest Annual Income earned in the previous three years; (iii) by the employee at any time and for any reason, upon prior written notice of two (2) months, in which case Neptune shall pay the employee an amount agreed upon by mutual consent, but at least equal to the highest Annual Income earned in the previous three years, and in addition, Neptune shall grant in the favour of the employee two blocks of 500,000 call options each on the shares held by Neptune in Acasti and NeuroBioPharm, each with an expiration date of five (5) years from the date of grant, each block of 500,000 call options shall be exercisable at the market price at the date of grant or the date of termination, the whole as recognition for years of service, but should the Employment Agreement be terminated by Neptune, for any other reason than for cause, Neptune shall pay twice the amount and grants contemplated hereof ; (iii) by Neptune, if the employee breaches the agreement and there is a just cause to terminate the agreement, without notice or indemnity to the employee.

The employee may, within one hundred twenty (120) days of the occurrence of “fundamental change” as defined in the Employment Agreement (which includes a reduction of salary or of the responsibilities or functions of the employee, the sale or exchange of all or substantially all of the assets of Neptune outside of the ordinary course of business or a change of control of Neptune), voluntarily terminate his employment by giving Neptune thirty (30) days written notice of termination. In this case, the employee will be entitled to the same compensation and conditions as for a termination of the Employment Agreement by Neptune for any reason other than just cause, as described above.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

No person who is, or who was at any time during the financial year ended February 28, 2013 a director, executive officer or senior officer of the Corporation or a subsidiary thereof, and no person who is a nominee for election as a director of the Corporation, and no associate of such persons is, or was as of May 17, 2013 indebted to the Corporation or a subsidiary of the Corporation, nor is, or was as of May 17, 2013 any such person been indebted to any other entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or a subsidiary of the Corporation.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

For the purposes of this Circular, “informed person” means: (i) a director or executive officer of the Corporation; (ii) a director or executive officer of a person or corporation that is itself an informed person or subsidiary of the Corporation; (iii) any person or corporation who beneficially owns, directly or indirectly, voting securities of the Corporation or who exercises control or direction over voting securities of the Corporation or a combination of both, carrying more than 10% of the voting rights attached to all outstanding voting securities of the Corporation, other than voting securities held by the person or corporation as underwriter in the course of a distribution; and (iv) the Corporation if it has purchased, redeemed or otherwise acquired any of its own securities, for so long as it holds any of its securities.

To the best of the Corporation’s knowledge, other than as set forth below, no informed person of the Corporation, and no associate or affiliate of the foregoing persons, at any time since the beginning of its last completed financial year, has or had any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction since the beginning of its last completed financial year that has materially affected the Corporation, or in any proposed transaction that could materially affect the Corporation or its subsidiaries, or in any matter to be acted upon at this Meeting.

In 2001, the Corporation entered into an agreement with a corporation controlled by the President and Chief Executive Officer of the Corporation, to pay it royalties on a semi-annual basis for an amount equal to 1% of the Corporation’s annual revenues, for an unlimited period. The amount to be paid annually may not exceed the Corporation’s net earnings before interest, taxes and amortization. For the financial year ended February 28, 2013, $268,046 in royalties on sales is payable in cash.

MANAGEMENT CONTRACTS

None of the management functions of the Corporation or any of its subsidiaries are to any substantial degree performed other than by the directors or executive officers of the Corporation or its subsidiaries.

RESTRICTED SECURITIES

No action to be taken as set out herein involves a transaction that would have the effect of converting or subdividing, in whole or in part, existing securities into restricted securities or creating new restricted securities.

DIRECTORS AND OFFICERS LIABILITY INSURANCE

The Corporation has subscribed to liability insurance for its directors and officers covering their liability which may be incurred in connection with their functions with the Corporation and its subsidiaries, subject to the relevant provisions of the Business Corporations Act (Quebec) (RS.Q c. S-31.1). The total insurance coverage is of $10,000,000 per insurable period. Each claim is subject to a $50,000 deductible per event for the Corporation’s directors and officers as a whole. The premium paid by the Corporation for the current year of coverage is of $115,000.

AUDIT COMMITTEE INFORMATION

Audit Committee’s Charter

The Charter of the Audit Committee is attached to this circular as Schedule A. The Charter was adopted by the Board of Directors on June 6, 2007.

Composition of the Audit Committee

The Audit Committee is currently composed of the following three (3) members of the Board of Directors: Dr. Ronald Denis, Mr. Daniel Perry and Mr. Jean-Claude Debard. Upon election of the proposed directors, it is expected that the Audit Committee will be composed of three (3) members for the ensuing year: Dr. Ronald Denis, Mr. Valier Boivin and Mr. Daniel Perry. Based on the experience of the Audit Committee members described in section “Election of Directors”, the Corporation believes that these persons have sufficient knowledge and background to actively participate on the Audit Committee. Under National Instrument 52-110 Audit Committees (“NI 52-110”), a director of an Audit Committee is “independent” if he or she has no direct or indirect material relationship with the issuer, that is, a relationship which could, in the view of the Board of Directors, reasonably interfere with the exercise of the member’s independent judgment. All current members are independent. All members of the Audit Committee are considered to be “financially literate” within the meaning of applicable Canadian securities regulations in that they each have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raided by the Corporation financial statements. From the experience as described above under the heading “Election of Directors”, the Corporation believes that these persons have sufficient knowledge and background to actively participate on the Audit Committee.

Relevant Education and Experience

The following describes the relevant education and experience of each current and expected future member of the Audit Committee that provides him or her with (a) an understanding of the accounting principles used by the Corporation to prepare its financial statements, (b) the ability to assess the general application of such accounting principles, (c) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to those that can reasonably be expected to be raised by the Corporation’s financial statements or experience actively supervising one or more persons engaged in such activities and (d) an understanding of internal controls and procedures for financial reporting.

Dr. Ronald Denis – Dr. Denis has been Chief of Surgery and director of the Trauma Program at Hôpital du Sacré-Coeur in Montréal since 1997. Since 1987, Dr. Denis has also been medical co-director of the Canadian Formula 1 Grand Prix. Dr. Denis sits on several scientific boards and management committees. Dr. Denis’ experience required and contributed to the development of his ability to analyze financial statements and understand GAAP.

Daniel Perry – Since March 1993, Mr. Perry has been General Manager of companies operating recreational/tourism complexes in France. Mr. Perry is also a specialist and consultant for different corporations involved in the marketing of new products in Europe. Mr. Perry’s experience required and contributed to the development of his ability to analyze financial statements and understand GAAP.

Valier Boivin – Mr. Boivin holds a bachelor’s degree in Economic and Administrative Sciences (UQAC-1973), a master’s degree in Taxation (Université de Sherbrooke, 1978) and a law degree (Université de Montréal, 1985). He has also been a member of the “Barreau du Québec” since 1986 and the “Ordre des comptables agréés du Québec” since 1974. He held the position of Professor at the Université du Québec à Chicoutimi until 1978 and then joined the master’s degree in taxation program as Professor at the Université de Sherbrooke until 1987. Founder (in 1987) of Boivin O’Neil, s.e.n.c., he also practices business law. Since January 2009, he has occupied the position of President of the regional economic intervention fund, FIER Ville-Marie, L.P.

Audit Committee Oversight

Since the commencement of the Corporation’s most recently completed financial year, the Corporation’s Board of Directors has not failed to adopt a recommendation of the audit committee to nominate or compensate an external auditor.

Reliance on certain exemptions

During the financial year ended February 28, 2013 the Corporation has not relied on any exemption contained in NI 52-110.

Pre-Approval Policies and Procedures

The audit committee has not adopted specific policies and procedures for the engagement of non-audit services. Subject to the requirements of NI 52-110, the engagement of non-audit services is considered by the Corporation’s Board of Directors, and where applicable the audit committee, on a case-by-case basis.

Audit Fees

“Audit fees” consist of fees for professional services for the audit of the Corporation’s annual financial statements, help for establishing interim financial statements and related matters. During the fiscal year ended February 28, 2013, KPMG LLP, chartered accountants of Montréal, the Corporation’s external auditors, billed $280,000 to the Corporation, respectively $185,000 for the Corporation, $35,000 for Acasti and $60,000 for NeuroBioPharm ($30,000 for the year ended February 28, 2013 and $30,000 for the year ended February 29, 2012), for audit fees. During the fiscal year ended February 29, 2012, these fees were $267,000 to the Corporation, respectively $195,000 for the Corporation, $40,000 for Acasti and $32,000 for NeuroBioPharm.

Audit-Related Fees

“Audit-related fees” consist of fees for professional services that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and which are not reported under “Audit Fees” above. For the fiscal year ended February 28, 2013, KPMG LLP, chartered accountants of Montréal, the Corporation’s external auditors, billed $272,000 to the Corporation, respectively $168,000 for the Corporation (prospectus filing, accounting consultations, interim reviews and translation of documents), $33,500 for Acasti (prospectus filing and accounting consultations) and $70,500 for NeuroBioPharm (prospectus filing and accounting consultations).

For the fiscal year ended February 29, 2012, KPMG LLP, chartered accountants of Montréal, the Corporation’s external auditors, billed $170,750 to the Corporation, respectively $82,500 for the Corporation (F10 registration statement, IFRS consultations, interim reviews and translation of documents), $30,750 for Acasti (IFRS consultations, translation) and $57,500 for NeuroBioPharm (preliminary prospectus and interim reviews).

Tax Fees

“Tax fees” consist of fees for professional services for tax compliance, tax advice and tax planning. KPMG LLP, chartered accountants, of Montréal, the Corporation’s external auditors, billed a total of $52,500 to the Corporation, respectively $40,000 for the Corporation, $7,500 for Acasti and $5,000 for NeuroBioPharm, for tax fees for fiscal year ended February 28, 2013 and a total of $56,000 to the Corporation, respectively $47,500 for the Corporation and $7,000 for Acasti and $1,500 for NeuroBioPharm the fiscal period ended February 29, 2012. Tax fees include, but are not limited to, preparation of tax returns.

All Other Fees

The “other fees” include all other fees billed for professional services other than those mentioned hereinabove. KPMG LLP, chartered accountants, of Montréal, the Corporation’s external auditors, billed no fees as to this matter the fiscal years ended February 28, 2013 and February 29, 2012.

CORPORATE GOVERNANCE

BOARD OF DIRECTORS

Independent directors.

As of the date of this Circular, the Board of Directors considers that Dr. Ronald Denis, Mr. Daniel Perry and Mr. Jean-Claude Debard are “independent” within the meaning of NI 52-110, as it applies to the Board of Directors. The Board also considers that Mr. Valier Boivin, a nominee for election as a director, is “independent” within the meaning of NI 52-110, as it applies to the Board of Directors.

Directors who are not independent.

The Board of Directors considers that Mr. Henri Harland, Mr. Harland Waksal and Mr. Michel Chartrand are not “independent” within the meaning of NI52-110, as it applies to the Board of Directors in that they are or were executive officers and employees of the Corporation during the most recently completed fiscal year.

Majority of directors will be independent.

As of the date of this Circular, the Board of Directors considers that currently three out of six members of the Board of Directors are independent within the meaning of NI52-110, as it applies to the Board of Directors. Upon the election of the proposed directors, three of the five members of the Board for the ensuing year will be independent within the meaning of NI 52-110, as it applies to the Board of Directors, and a majority of the directors will therefore be independent.

Except for Mr. Harland, Dr. Denis and Mr. Chartrand, all the other members of the Board of Directors of the Corporation do not serve on the Board of Directors of Acasti. Mr. Perry and Mr. Debard also serve on the Board of Directors of NeuroBioPharm.

Independent directors do not hold regularly scheduled closed meetings.

The independent directors do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. However, the Audit Committee, composed of all the independent directors, do hold such meeting.

Attendance record of directors for Board meetings.

Since the beginning of fiscal year ended February 28, 2013, the Board of Directors has held 6 meetings. Attendance of directors at the meetings is indicated in the table below:

Board Members	Meeting Attendance in Person	Telephone Meeting Attendance
Ronald Denis(*)	5/6	1/6
Jean-Claude Debard	0/6	6/6
Daniel Perry	0/6	6/6
Michel Chartrand	5/6	1/6
Harlan Waksal	3/4	1/4
Henri Harland	5/6	1/6
(*)	Chairman of the Board of Directors

Dr. Denis, an independent director, acts as Chairman of the Board. His duties and responsibilities consist in the oversight of the quality and integrity of the Board of Directors’ practices.

BOARD MANDATE

How the Board delineates its role and responsibilities

There is no specific mandate for the Board of Directors, since the Board has plenary power. Any responsibility that is not delegated to senior management or a committee of the Board remains with the full Board of Directors.

POSITION DESCRIPTIONS

How the Board delineates the role and responsibilities of the chair and the chair of each Board committee

No written position description has been developed for the chair of the Board of Directors and for the chairs of each committee. The primary role and responsibility of the chair of each committee of the Board of Directors is to: (i) in general, ensure that the committee fulfills its mandate, as determined by the Board of Directors; (ii) chair meetings of the committee; (iii) report thereon to the Board to the Board of Directors; and (iv) act as liaison between the committee and the Board of Directors and, if necessary, management of the Corporation.

How the Board delineates the role and responsibilities of the CEO

The Board of Directors has not developed a written position description for the Chief Executive Officer. The Chief Executive Officer’s objectives are discussed and decided during a Board of Directors meeting following the Chief Executive Officer’s presentation of the Corporation’s annual plan. These objectives include a general mandate to maximize shareholder value. The Board of Directors approves the Chief Executive Officer’s objectives for the Corporation on an annual basis

ORIENTATION AND CONTINUING EDUCATION

Measures the Board takes to orient new directors

The Corporation provides orientation for new appointees to the Board of Directors and committees in the form of informal meetings with members of the Board and senior management, complemented by presentations on the main areas of the Corporation’s business.

Measures the Board takes to ensure that its directors maintain the skill and knowledge necessary to meet their obligations as directors

The Board does not formally provide continuing education to its directors. The directors are experienced members. The Board of Directors relies on professional assistance when judged necessary in order to be educated/updated on a particular topic.

ETHICAL BUSINESS CONDUCT

Code of Business Conduct and Ethics

The Board of Directors adopted a Code of Business Conduct and Ethics for its directors, officers and employees on May 31, 2007 which can be found on SEDAR at www.sedar.com and on the Corporation’s web site on www.neptunebiotech.com. A copy of the Code of Ethics and Conduct can also be obtained by contacting the Secretary of the Corporation. Since its adoption by the Board of Directors, any breach of the Code of Ethics must be brought to the attention of the Board of Directors by the Chief Executive Officer or other senior executive of the Corporation. No material change report has ever been filed which pertains to any conduct of a director or executive officer that constitutes a departure from the Code.

The Board of Directors also adopted an Insider Trading Program for its directors, officers and employees on August 21, 2008.

Steps the Board takes to ensure directors exercise independent judgement

Since the adoption of the Code of Business Conduct and Ethics and the following policies, the Board of Directors actively monitors compliance with the Code of Ethics and Conduct and promotes a business environment where employees are encouraged to report malfeasance, irregularities and other concerns. The Code of Ethics and Conduct provides for specific procedures for reporting non-compliant practices in a manner which, in the opinion of the Board of Directors, encourages and promotes a culture of ethical business conduct.

In addition, under the Civil Code of Quebec, to which the Corporation is subject as a legal person incorporated under the Business Corporations Act (Quebec) (L.R.Q., c. S-31), a director of the Corporation must immediately disclose to the Board of Corporation any situation that may place him in a conflict of interest. Any such declaration of interest is recorded in the minutes of proceeding of the Board of Directors of the Corporation. The director abstains, except if required, from the discussion and voting on the question. In addition, it is the policy of the Corporation that an interested director recuse himself or herself from the decision-making process pertaining to a contract or transaction in which he or she has an interest.

Nomination of Directors

The selection of the nominees for the Board of Directors is made by the other members of the Board, based the Board Selection Committee’s recommendation, on the needs of the Corporation and the qualities required to sit on the Board of Directors, including ethical character, integrity and maturity of judgment of the candidates; the level of experience of the candidates, their ideas regarding the material aspects of the business of the Corporation, the expertise of the candidates in fields relevant to the Corporation while complementing the training and experience of the other members of the Board; the will and ability of the candidates to devote the necessary time to their duties, the Board and its committees, the will of the candidates to serve the Board for numerous consecutive financial periods and finally, the will of the candidates to refrain from engaging in activities which conflict with the responsibilities and duties of a director of the Corporation and its shareholders. The Corporation researches the training and qualifications of potential new directors which seem to correspond to the selection criteria of the Board and, depending on the results of said research, organizes meetings with the potential candidates. In the case of serving directors whose term is expiring, the Corporation will review the services of said director during the period for which he served on the Board, including the number of meetings to which he has assisted, his level of participation, the quality of his performance and all transactions which were entered into between said director and the Corporation during his term.

The Corporation may use various sources in order to identify the candidates for the Board, including its own contacts and the references of other directors, officers, advisors of the Corporation and executive placement agencies. The Corporation will consider candidates recommended by shareholders and will evaluate such candidates in the same manner as other candidates recommended by other sources. In making recommendations as to nominee directors at the annual shareholders’ meeting, the Corporation will consider all such written recommendation made by shareholders received by the Corporation secretary at the latest 120 days prior to the anniversary date of the preceding annual meeting of shareholders. The recommendations must be mailed to the Corporation and must include the name of the candidate, his coordinates as well as a statement of the training and the qualifications of the candidate.

Following the selection of the candidates by the Board of Directors, the Corporation will propose a list of candidates to the shareholders, for the annual meeting of the Corporation. In 2011, the Board of Directors of the Corporation has put in a place a Board Selection Committee tasked with the evaluation of the proposed nominations to the Corporation’s Board. The Board Selection Committee is composed of Dr. Ronald Denis, Mr. Henri Harland, Mr. Michel Chartrand, Mr. Debard and Mr. Perry.

Compensation

The Compensation Committee has the responsibility of evaluating the compensation, performance incentives as well as the benefits granted to the Corporation’s upper management in accordance with their responsibilities and performance as well as to recommend the necessary adjustments to the Board of Directors of the Corporation. This committee also reviews the amount and method of compensation granted to the directors. The Compensation Committee may mandate an external firm in order to assist it during the execution of its mandate. The Compensation Committee considers time commitment, comparative fees and responsibilities in determining compensation. With respect to the compensation of the Corporation’s officers, see “Report on Executive Compensation” above.

The Compensation Committee is only composed of independent members within the meaning of NI52-110. The members of the Compensation Committee are Dr. Ronald Denis, Mr. Daniel Perry and Mr. Jean-Claude Debard.

OTHER BOARD COMMITTEES

Other than the Audit Committee and the Compensation Committee, the Corporation also has a Corporate Governance Committee, which is composed of six (6) members. Of this number, three members are not considered independent within the meaning of Regulation 51-102, namely Mr. Henri Harland, Mr. Michel Chartrand and Mr. Harlan Waksal. The Corporate Governance Committee is in charge of establishing the procedure which must be followed by the Corporation in order for it to comply with the guidelines of the TSX regarding corporate governance set out in its Policy 3.1.

ASSESSMENTS

The Board of Directors, its committees and each director of the Corporation are subject to regular evaluations of their efficacy and contribution. The evaluation procedure consists in identifying any shortcomings and implementing adjustments proposed by directors at the beginning and during meetings of the Board of Directors and of each of its committees. Among other things, these adjustments deal with the level of preparation of directors, management and consultants employed by the Corporation, the relevance and sufficiency of the documentation provided to Directors and the time allowed to directors for discussion and debate of items on the agenda.

OTHER MATTERS

Management of the Corporation is not aware of any other matters to come before the Meeting other than those referred to in the Notice of Meeting. However, if any other matters that are not known to management should be properly brought before the Meeting, the accompanying form of proxy confers discretionary authority upon the persons named therein to vote on such matters in accordance with their best judgment.

ADDITIONAL INFORMATION

Additional financial and other information relating to the Corporation is included in its audited annual and unaudited quarterly financial statements, annual and quarterly Management Discussion and Analysis, Annual Information Form and other continuous disclosure documents, which are available on SEDAR at www.sedar.com.

In addition, copies of the Corporation’s annual report, financial statements and management proxy circular, all as filed on SEDAR, may be obtained from the Secretary of the Corporation upon request. The Corporation may require the payment of a reasonable charge if the request is made by a person who is not a shareholder of the Corporation.

AUTHORIZATION

The Board of Directors of the Corporation has approved the contents and the mailing of this Circular.

  DATED at Laval, Québec, as of May 22, 2013

BY ORDER OF THE BOARD OF DIRECTORS /s/ Ronald Denis
_______________________________
Dr. Ronald Denis
Chairman of the Board of Directors

SCHEDULE “A”

CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The Audit Committee of the Board of Directors assists the Board in fulfilling its oversight responsibilities relating to the quality and integrity of the accounting, auditing and reporting practices of the Corporation and such other duties as directed by the Board of Directors or imposed by legislative authorities or stock exchanges.

Structure and Organization

1.
The membership of the Committee will consist of at least three independent members of the Board of Directors, the majority of whom will not be employees, controlling shareholders or executives of the Corporation or of any associates or affiliates of the Corporation. Committee members and the Committee Chairman shall be designated by and serve at the pleasure of the Board of Directors. All members must be financially literate and at least one member must have accounting or related financial management expertise, in each case in the judgment of the Board of Directors.

2.
The Committee shall meet at least four times per year or more frequently as circumstances require. The Committee may ask members of management or others to attend meetings and provide pertinent information as necessary. The required quorum for the Committee will be the majority of the members forming the Committee.

3.	The Committee is expected to maintain free and open communication with management and the external auditors.

4.	The Committee has the authority to investigate any matter brought to its attention and to retain outside counsel for this purpose if, in its judgment, that is appropriate.

General Responsibilities

The Committee shall:

1.
Meet periodically with representatives of the external auditors, the internal audit manager and management in separate sessions to discuss any matters that the Committee or these groups believe should be discussed privately with the Committee. Provide sufficient opportunity for the external auditors to meet with the internal auditors as appropriate without members of management being present.

2.	Prepare the minutes of all Committee meetings and report of such meetings to the Board of Directors.

3.	Review and reassess the adequacy of this Charter annually.

Responsibilities for Engaging External Auditors

The Committee shall:

1.
Recommend for approval by the Board of Directors and ratification by the shareholders the selection and retention of an independent firm of chartered accountants as external auditors, approve compensation of the external auditors, and review and approve in advance the discharge of the external auditors.

2.
Review the independence of the external auditors. In considering the independence of the external auditors, the Committee will review the nature of the services provided by the external auditors and the fees charged, and such other matters as the Committee deems appropriate.

3.
Ensure that the external auditors are in good standing with the Canadian Public Accountability Board (CPAB) and that the CPAB has not imposed any sanction on them. The Audit Committee is also responsible for ensuring that the external auditors comply with the rotation requirements with respect to partners and staff involved in the audit of the Corporation.

4.	Arrange for the external auditors to be available to the Board of Directors at least annually to help provide a basis for the Board’s approval of the external auditors’ appointment.

5.	Approve all allowable non-audit related services to be provided to the Corporation or one of its subsidiaries by the Corporation’s external auditors if applicable.

6.	Non-audit services of minimal satisfy the pre-approval requirement on the following conditions:

a)
that he aggregate amount of all non-audit services that were not pre-approved is reasonably expected to constitute no more than five per cent of the total amount of fees paid by the Corporation and its subsidiaries to the Corporation’s external auditors during the fiscal year in which the services are provided;

b)	that the Corporation or its subsidiaries, as the case may be, did not recognize the services as non-audit services at the time of the engagement; and

c)
that the services are promptly brought to the attention of the Audit Committee and approved, prior the completion of the audit, by the Audit Committee or by one or more of its members to whom authority to grant such approvals had been delegated by the Audit Committee.

Responsibilities for Oversight of the Quality and Integrity of Accounting, Auditing and Reporting Practices of the Corporation.

The Committee shall:

1.
Directly review the work of the external auditors engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attestation services for the Corporation. The Committee shall be directly responsible of the resolution of disagreements between management and the external auditors regarding financial reporting.

2.
Review the Corporation’s financial statements, management’s discussion and analysis (MD&A) and annual and interim earnings press releases together with management and the external auditors before the Corporation publicly discloses this information. This review should cover the quality of the financial reporting and such other matters as the Committee deems appropriate.

3.	Review with the external auditors and management the audit plan of the external auditors for the current year and the following year.

4.	Review with the external auditors and financial and accounting personnel, the adequacy and effectiveness of the accounting, financial, and computerized information systems controls of the Corporation.

5.
Establish procedures for the receipt, retention and treatment of complaints received regarding accounting, internal accounting controls or auditing matters. Such complaints are to be treated confidentially and anonymously.

6.	Review and approve all related party transactions undertaken by the Corporation.

Periodic Responsibilities

The Committee shall:

1.	Review periodically with management any legal and regulatory matters that may have a material impact on the Corporation’s financial statements, compliance policies and compliance programs.

2.	Review with management and approve transactions involving management and/or members of the Board of Directors, which would require disclosure under TSX Venture Exchange rules.

3.	Supervise the corporate compliance program and periodically review whether any improvements should be made thereto and make appropriate recommendations to management.

4.	Perform such other functions assigned by law, the Corporation’s Articles or bylaws, or by the Board of Directors.

5.	Review services and related fees for work done by the external auditors as well as an updated projection of the total costs for the fiscal year.

6.	Review and approve the engagement policy of the Corporation with respect to partners, employees, former partners and employees of the current and previous external auditors of the Corporation.

7.
Implement a process for the identification of the principal business risks and monitor the implementation of appropriate methods of risk management. This process will require consultation with management in order to determine how risks are handled and to solicit the opinion of the internal audit department with respect to the effectiveness of the risk limitation strategies.

Authority of the Audit Committee

The Committee shall have the authority to:

1.	Engage independent counsel and other advisors as it determines necessary to carry out its duties.

2.
Pay the compensation for any advisors employed by the Committee. The Committee shall notify the Board of Directors on the extent of the financing required to pay for the compensation of the independent expert advisors retained to advise the Committee.

3.	Communicate directly with the internal and external auditors.